UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 8, 2012

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F XForm 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the fourth quarter 2011 results of Statoil ASA.

FOURTH QUARTER 2011 RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT(HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    Reconciliation of adjusted earnings to net operating income
    Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS
    1 ORGANISATION AND BASIS OF PREPARATION
    2 ACCOUNTING POLICY CHANGE FOR JOINTLY CONTROLLED ENTITIES
    3 SEGMENTS
    4 FINANCIAL ITEMS, CASH AND CASH EQUIVALENTS AND BONDS
    5 INCOME TAX
    6 BUSINESS DEVELOPMENT
    7 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
    8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

HSE ACCOUNTING

HSE ACCOUNTING FOR 2011
STATOILS PERFORMANCE INDICATORS FOR HSE

SIGNATURES

FOURTH QUARTER 2011 RESULTS

Fourth quarter and preliminary 2011 Operating and Financial Review

Statoil's fourth quarter 2011 net operating income was NOK 60.7 billion, a 42% increase compared to NOK 42.8 billion in the fourth quarter of 2010. In 2011, net operating income was NOK 211.8 billion compared to NOK 137.3 billion in 2010.

"Statoil delivered record financial results, further improved safety and made important strategic progress in 2011," says Helge Lund, Statoil's president and CEO.

The production for 2011 was in line with expectations. During 2011 Statoil completed 41 exploration wells, 22 of which were discoveries.

"We delivered strong exploration results in 2011, adding more than 1 billion barrels to Statoil's resource base. Making high impact discoveries in the mature North Sea as well as in the Barents Sea reaffirms the potential of the Norwegian continental shelf," says Lund.

Statoil achieved a reserve replacement ratio (RRR) of 1.17 in 2011, of which the organic RRR was above 1.0. The RRR for oil was 1.45, including the effect of sales and purchases.

"We have in recent years consistently strengthened our resource base, bringing us to a new level. Our current resource base supports a continued strong reserve replacement going forward," says Lund.

The serious incident frequency (SIF) improved from 1.4 in the fourth quarter of 2010 to 0.9 in the fourth quarter in 2011. For the full year, the SIF was reduced from 1.3 in 2010 to 0.9 in 2011 1).

Equity production was 1,975 mboe per day in the fourth quarter of 2011 compared to 1,945 mboe per day in the fourth quarter of 2010. Total equity production was 1,850 mboe per day in 2011, compared to 1,888 mboe per day in 2010.

Cash flows from operations, combined with proceeds from our continued portfolio optimisation, have been strong in 2011.

Strategic portfolio optimisation in 2011 includes closing the sell down in Peregrino and Kai Kos Dehseh oil sands, the Gassled divestment, the asset deal with Centrica on the NCS as well as the Brigham acquisition.

"The development of Statoil's project portfolio and strong exploration performance solidify Statoil's strengths on the NCS and further expand the international position," says Lund.

1) Numbers excluding the Fuel & Retail segment

Fourth quarter and annual results 2011

The net operating income in the fourth quarter of 2011 was NOK 60.7 billion compared to NOK 42.8 billion in the fourth quarter of 2010. The increase was largely a result of higher prices for liquids and gas and a NOK 8.5 billion gain on sale of assets, mainly related to the Gassled divestment. Lower volumes of both liquids and gas sold and increased operating expenses partially offset the increase in net operating income.

Adjusted earnings for the fourth quarter of 2011 were NOK 45.9 billion, compared to NOK 40.8 billion in the fourth quarter of 2010.

Adjusted earnings after tax in the fourth quarter of 2011 were NOK 14.5 billion, up from NOK 11.0 billion in the fourth quarter of 2010. The effective tax rate on adjusted earnings was 68.4% and 73.0 % in the fourth quarters of 2011 and 2010, respectively.

Net income in the fourth quarter of 2011 was NOK 25.5 billion compared to NOK 9.7 billion in the same period in 2010. The significant increase stems primarily from higher net operating income and a reduced loss on net financial items, partly offset by increased income taxes. The tax rate for the quarter was 57.7%. Statoil paid NOK 112.6 billion in taxes in 2011, compared to NOK 92.3 billion in 2010.

The board of directors is proposing a dividend of NOK 6.50 per share for 2011. Compared to 2010, when the dividend was NOK 6.25, this is an increase in line with our dividend policy.

	Fourth quarter			For the year ended
	2011	2010	Change	2011	2010	Change

Net operating income (NOK billion)	60.7	42.8	42%	211.8	137.3	54%
Adjusted earnings (NOK billion)	45.9	40.8	12%	179.9	142.8	26%
Net income (NOK billion)	25.5	9.7	>100%	78.4	37.6	>100%
Earnings per share (NOK)	8.01	2.99	>100%	24.76	11.94	>100%
Average liquids price (NOK/bbl) [3]	592	499	19%	592	462	28%
Average gas prices (NOK/scm)	2.25	1.84	22%	2.08	1.72	21%
Equity production (mboe per day)	1,975	1,945	2%	1,850	1,888	(2%)

Outlook and strategy update

Organic capital expenditures for 2012 (i.e. excluding acquisitions and capital leases), are estimated to be around USD 17 billion including expenditures relating to our new assets from the recent Brigham acquisition.

The Company will continue to mature its large portfolio of exploration assets and expects to complete around 40 wells with a total exploration activity level in 2012 similar to the 2011 level at around USD 3 billion, excluding signature bonuses.

Statoil has an ambition to continue to be in the top quartile, of its peer group, for unit of production cost.

Equity production for 2012 is estimated to grow by around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production. Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

For the period beyond 2012, Statoil has an ambition to reach an equity production above 2.5 mmboe in 2020.

Key events since third quarter 2011

  Successful business development, highlighted by the closing of Statoil's acquisition of Brigham Exploration Company in December, positioning Statoil for a stepwise build-up as operator of onshore assets in the United States.
  Optimizing the portfolio, through the divestment of the Gassled ownership share, approved by the Ministry of Petroleum and Energy (MPE), and further streamlined our NCS portfolio through the the farm down in three assets through an agreement with Centrica.
  International growth, as Statoil was awarded the operatorship for pre-salt blocks 38 and 39 and a partner position in blocks 22, 25 and 40 in the Kwanzaq basin in Angola.
  Further strengthening our resources, as the Espevær appraisal well increased the volume estimates in the former Aldous, now Johan Sverdrup discovery.

OPERATIONAL REVIEW

Fourth quarter

Total entitlement liquids and gas production in the fourth quarter of 2011 was 1,778 mboe per day, compared to 1,768 mboe per day in the fourth quarter of 2010. Total equity production [9] was 1,975 mboe per day in the fourth quarter of 2011 compared to 1,945 mboe per day in the fourth quarter of 2010.

The 2% increase in total equity production was primarily due to production start-up on the new fields Peregrino and Pazflor, ramp-up of production from existing fields, increased ownership shares in several fields, and higher maintenance activity in the fourth quarter of 2010. The increase was partly offset by expected natural decline on mature fields, reduced water injection at Gullfaks and deferral of gas sales.

Entitlement production, up 1% since the fourth quarter of 2010, was impacted by the increase in equity production as described above. The average Production Sharing Agreements (PSA) effect was 197 mboe per day in the fourth quarter of 2011 compared to 177 mboe per day in the fourth quarter of 2010. The higher PSA-effect in the fourth quarter of 2011 was mainly a result of the higher prices for liquids and gas leading to lower entitlement production.

Operational data	Fourth quarter			For the year ended
	2011	2010	Change	2011	2010	Change

Average liquids price (USD/bbl)	102.8	84.1	22%	105.6	76.5	38%
USDNOK average daily exchange rate	5.76	5.93	(3%)	5.61	6.05	(7%)
Average liquids price (NOK/bbl) [3]	592	499	19%	592	462	28%
Average gas prices (NOK/scm)	2.25	1.84	22%	2.08	1.72	21%
Refining margin (reference margin, USD/bbl) [4]	1.6	4.2	(61%)	2.3	3.9	(41%)

Productions:
Total entitlement liquids production (mboe per day) [5]	989	960	3%	945	968	(2%)
Total entitlement gas production (mboe per day)	789	809	(2%)	706	738	(4%)
Total entitlement liquids and gas production (mboe per day) [6]	1,778	1,768	1%	1,650	1,705	(3%)

Total equity liquids production (mboe per day)	1,149	1,105	4%	1,118	1,122	(0%)
Total equity gas production (mboe per day)	826	839	(2%)	732	766	(4%)
Total equity liquids and gas production (mboe per day)	1,975	1,945	2%	1,850	1,888	(2%)

Liftings:
Total liquids liftings (mboe per day) [15]	972	985	(1%)	910	969	(6%)
Total gas liftings (mboe per day)	789	809	(2%)	706	738	(4%)
Total liquids and gas liftings (mboe per day) [7] [15]	1,761	1,794	(2%)	1,616	1,706	(5%)

Production cost:
Production cost entitlement volumes (NOK/boe, last 12 months)[8]	48.4	42.8	13%	48.4	42.8	13%
Production cost equity volumes (NOK/boe, last 12 months)	43.1	38.6	12%	43.1	38.6	12%
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	42.4	37.9	12%	42.4	37.9	12%

Total liquids and gas liftings were 1,761 mboe per day in the fourth quarter of 2011, a 2% decrease from 1,794 mboe per day in the fourth quarter of 2010. In the fourth quarter of 2011, there was an underlift of 5 mboe per day [5], compared to an overlift of 39 mboe per day in the fourth quarter of 2010.

Refining margins (reference margin) [4] were USD 1.6 per barrel in the fourth quarter of 2011, a 61% decrease compared to the fourth quarter of 2010 when the refining margin was USD 4.2 per barrel.

Production cost per boe of entitlement volumes was NOK 48.4 for the 12 months ended 31 December 2011, compared to NOK 42.8 for the 12 months ended 31 December 2010 [8]. Based on equity volumes, the production cost per boe for the two periods was NOK 43.1 and NOK 38.6, respectively.

The adjusted production cost per boe of equity production for the 12 months ended 31 December 2011 was NOK 42.4 [9]. The comparable figure for the 12 months ended 31 December 2010 was NOK 37.9. Adjustments to production cost include restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 that were partially reversed in the fourth quarter of 2009 and 2010, and gas injection costs.

The increase in adjusted production cost per boe is mainly related to higher costs from fields preparing for production start-up and entering the production ramp-up phase resulting in a relatively higher cost per boe from new fields coming on stream.

Exploration expenditure (including capitalised exploration expenditure) was NOK 5.5 billion in the fourth quarter of 2011, compared to NOK 5.7 billion in the fourth quarter of 2010. The NOK 0.2 billion decrease stems mainly from higher drilling costs in the fourth quarter in 2010, compared to the same period in 2011, because the wells being drilled in the fourth quarter of 2010 were more expensive. The decrease was partly offset by a higher number of wells being drilled in the fourth quarter of 2011 compared to the same quarter in 2010.

In the fourth quarter of 2011, a total of ten exploration wells were completed before 31 December 2011, three on the NCS and seven internationally. Three wells were announced as discoveries in the period, one on the NCS.

In 2011

Total entitlement liquids and gas production in 2011 was 1,650 mboe per day, down 3% from 1,705 mboe per day in 2010. Total equity production was 1,850 mboe per day in 2011 compared to 1,888 mboe per day in 2010.

The 2% decrease in total equity production in 2011 compared to 2010 was primarily caused by reduced water injection at Gullfaks, challenges primarily related to risers, maintenance shut downs and deferral of gas sales. In addition, expected reductions due to natural decline on mature fields and suspended production in Libya contributed to the decrease. This decrease was partly offset by production from start-up of new fields, ramp-up of production on existing fields and increased ownership shares.

The 3% decrease in entitlement production in 2011 compared to the same period in 2010, was impacted by the reduction in equity production as described above and by increasing PSA-effects. The average PSA-effect on entitlement production was 200 mboe per day in 2011 compared to 183 mboe per day in 2010. The increase was a result of higher equity production from PSA fields, higher prices for liquids and gas leading to lower entitlement production and changes in profit tranches regarding fields in Angola.

Total liquids and gas liftings in 2011 were 1,616 mboe per day, compared to 1,706 mboe per day in 2010. The 5% decrease in liftings is based on the decrease in entitlement production. In 2011 there was an underlift position of 20 mboe per day, compared to an overlift of 14 mboe per day in 2010.

Refining margins (reference margin) were USD 2.3 per barrel in 2011, compared to USD 3.9 per barrel in 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 18.8 billion in 2011, compared to NOK 16.8 billion in the same period of 2010. The increase of NOK 2.0 billion was mainly caused by higher drilling activity in 2011 as an increased number of wells were drilled compared to 2010.

In 2011 Statoil completed 41 exploration wells, 25 on the NCS and 16 internationally. A total of 22 wells were announced as discoveries in the period, 17 on the NCS and five internationally.

Proved reserves at the end of 2011 were 5,426 mmboe, compared to 5,325 mmboe at the end of 2010, an increase of 101 mmboe. In 2011, 599 mmboe were added through revisions, extensions and discoveries, compared to additions of 526 mmboe in 2010, also through revisions, extensions and discoveries. Total added proved reserves including purchases and sales equalled 693 mmboe in 2011, compared to 538 mmboe in 2010.

The reserve replacement ratio (RRR), which measures the proved reserves added to the reserve base (including the effect of sales and purchases) relative to the amount of oil and gas produced, was 117% in 2011, compared to 87% in 2010. The average three-year replacement ratio (including the effects of sales and purchases), was 92% at the end of 2011 compared to 64% in 2010. The increase in 2011 is related to positive revisions of the proved reserves in several of our producing fields, newly sanctioned field development and increased recovery projects, several new wells in production in the Marcellus and Eagle Ford shale gas acreage and purchase of the Bakken oil play in North America.

FINANCIAL REVIEW

Fourth quarter

In the fourth quarter of 2011, net operating income was NOK 60.7 billion, compared to NOK 42.8 billion in the fourth quarter of 2010. Revenues were positively impacted by higher prices for both liquids and gas, unrealised gains on derivatives and gains on sale of assets. A lower USD/NOK exchange rate and increased operating expenses partially offset the increase. Purchases (net of inventory variation), which represent Statoil's purchases of SDFI and 3rd party volumes, increased by 22% compared to the fourth quarter of 2010, mainly due to the higher prices of liquids measured in NOK.

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

REVENUES AND OTHER INCOME
Revenues	173.9	143.1	22%	645.6	527.0	23%
Net income (loss) from equity accounted investments	0.1	(0.1)	<(100%)	1.3	1.2	8%
Other income	8.7	0.3	>100%	23.3	1.8	> 100%

Total revenues and other income	182.7	143.4	27%	670.2	529.9	26%

OPERATING EXPENSES
Purchase [net of inventory variation]	82.8	67.7	22%	319.6	257.4	24%
Operating expenses and selling, general and administrative expenses	20.7	14.9	39%	73.6	68.8	7%
Depreciation, amortisation and net impairment losses	13.8	12.6	10%	51.4	50.7	1%
Exploration expenses	4.8	5.3	(10%)	13.8	15.8	(12%)

Total operating expenses	(122.0)	(100.5)	21%	(458.4)	(392.7)	17%

Net operating income	60.7	42.8	42%	211.8	137.3	54%

Net financial items	(0.6)	(5.0)	(89%)	2.1	(0.4)	>100%

Income tax	(34.7)	(28.2)	23%	(135.4)	(99.2)	37%

Net income	25.5	9.7	>100%	78.4	37.6	> 100%

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the fourth quarter of 2011, net gain on sale of assets (NOK 8.5 billion), higher fair values of derivatives (NOK 5.1 billion), underlift (NOK 0.1 billion), impairment, net of reversals (NOK 1.0 billion) and higher value of products in operational storage (NOK 0.2 billion), had a positive impact on net operating income, while other adjustments (NOK 0.2 billion) had a negative impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.2) billion), adjusted earnings were NOK 45.9 billion in the fourth quarter of 2011, which is an increase of 12% compared to the same period last year.

In the fourth quarter of 2010, impairment losses net of reversals (NOK 0.1 billion) and lower fair value of derivatives (NOK 2.3 billion) had a negative impact on net operating income while overlift (NOK 1.0 billion), higher values of products in operational storage (NOK 0.4 billion), gain on sale of assets (NOK 0.2 billion) and other accruals (NOK 3.0 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.2 billion), adjusted earnings were NOK 40.8 billion in the fourth quarter of 2010.

The 12% increase in adjusted earnings from the fourth quarter of 2010 to the fourth quarter of 2011 was mainly attributable to higher prices for both liquids and gas, and increased volumes of liquids. The increase was partly offset by increased costs reflecting the overall increased activity level, particularly Statoil's build-up in North America, and costs related to royalty payments, production bonuses and provisions for claims related to disputed PSA interpretations in Angola and Nigeria.

Adjusted purchase [net of inventory variation] increased by 22% mainly due to higher prices of liquids and gas.

Adjusted operating expenses and selling, general and administrative expenses were NOK 20.5 billion in the fourth quarter of 2011, compared to NOK 17.8 billion in the fourth quarter of 2010. The 15% increase stems mainly from increased activity related to start-up and ramp-up of production on various fields, increased operating plant costs related to higher activity level and increased ownership shares. Changes to the estimates of future commitments, royalty payments and production bonuses, and expenses related to Statoil's acquisition of Brigham added to the increase. Decreased transportation tariffs and reduced asset removal obligation partly offset the increase. D&P International, with a less mature portfolio and with several fields under development, has a higher cost level than D&P Norway. In D&P Norway, a larger portion of the fields is in a stable production phase with relatively lower operating expenses.

Adjusted depreciation, amortisation and net impairment losses were NOK 13.9 billion in the fourth quarter of 2011, up 11% compared to the same period in 2010, mainly because of new fields with higher depreciation coming on stream, increased depreciation because of higher ownership shares, and higher depreciation because of increased production and ramp-up on existing fields. The increase was partly offset by reduced unit of production depreciation rate on some fields due to increased reserves.

Adjusted exploration expenses increased by NOK 0.4 billion in the fourth quarter of 2011, compared to the same period in 2010, mainly because a higher portion of exploration expenditures capitalised in previous quarters was expensed this quarter compared to the same period in 2010.

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Adjusted total revenues and other income	168.9	144.6	17%	639.3	530.2	21%

Adjusted purchase [net of inventory variation]	82.9	68.1	22%	320.3	258.0	24%
Adjusted operating expenses and selling, general and administrative expenses	20.5	17.8	15%	74.8	68.0	10%
Adjusted depreciation, amortisation and net impairment losses	13.9	12.6	11%	50.2	45.9	9%
Adjusted exploration expenses	5.6	5.2	7%	14.2	15.5	(8%)

Adjusted earnings [11]	45.9	40.8	12%	179.9	142.8	26%

Financial data	Fourth quarter			For the year ended
	2011	2010	Change	2011	2010	Change

Weighted average number of ordinary shares outstanding	3,181,055,840	3,181,898,315		3,182,112,843	3,182,574,787
Earnings per share (NOK)	8.01	2.99	>100%	24.76	11.94	>100%
Non-controlling interests (NOK billion)	(0.5)	0.1	<(100%)	(0.3)	(0.4)	(21%)
ROACE adjusted (last 12 months)	15.3%	14.5%	6%	15.3%	14.5%	6%
Cash flows provided by operating activities (NOK billion)	33.7	13.7	>100%	111.5	80.8	38%
Gross investments (NOK billion)	68.2	25.7	>100%	133.6	84.4	58%
Net debt to capital employed ratio	21.1%	25.5%		21.1%	25.5%

Net financial items amounted to a loss of NOK 0.6 billion in the fourth quarter of 2011, compared to a loss of NOK 5.0 billion in the fourth quarter of 2010. The loss in the fourth quarter of 2011 was primarily due to impairment of the Pernis investment of NOK 0.5 billion offset by fair value gains of NOK 0.8 billion on interest rate swap positions, included in interest expenses, related to the interest rate management of external loans. Interest expense on non-current bonds, bank loans and finance lease liabilities amounted to NOK 1.0 billion. The loss in the fourth quarter of 2010 primarily related to fair value losses of NOK 4.3 billion on interest rate swap positions, included in interest expenses, related to the interest rate management of external loans caused by increasing USD interest rates during the fourth quarter of 2010. Interest expense on non-current bonds, bank loans and finance lease amounted to NOK 0.7 billion in the fourth quarter of 2010.

Interest income and other financial items in the fourth quarter of 2011 was a gain of NOK 0.7 billion compared to a gain of NOK 0.4 billion for the same period in 2010. The gain in 2011 was a result of a gain on financial investments, mainly reflecting a positive development in the stock markets in the fourth quarter, offset by negative currency effects on commercial papers as well as interest income on current financial instruments.

Interest expenses including fair value gains on interest rate swaps in the fourth quarter of 2011 amounted to net loss of NOK 1.2 billion, compared to the fourth quarter of 2010 a net loss of NOK 5.4 billion. The difference between the fourth quarter of 2011 and 2010 is primarily due to the fair value gains on interest rate swap positions related to the interest rate management of external loans caused by decreasing USD long term interest rates during the fourth quarter of 2011, resulting in a gain of NOK 0.8 billion compared to a loss of NOK 4.3 billion in the fourth quarter of 2010 due to increasing USD long term interest rates.

Adjusted for foreign exchange effects and interest rate derivatives, net adjusted financial items before tax amounted to a loss of approximately NOK 0.8 billion for the period. The loss was mainly due to interest expenses for the period and a low financial investment result in the fourth quarter 2011, resulting in a negative adjusted interest income. In the fourth quarter of 2010, net financial items adjusted for foreign exchange effects and interest rate derivatives before tax amounted to a loss of NOK 0.2 billion.

Net financial items in the fourth quarter of 2011	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	0.7	(0.1)	1.2	(0.6)	0.7	0.1

Foreign exchange (FX) impacts (incl. derivatives)		(0.1)		0.1
Interest rate (IR) derivatives			(0.8)	(0.8)
Impairment Pernis			0.5	0.5

Subtotal	0	(0.1)	(0.3)	(0.2)	0.9	0.7

Financial items excluding FX and IR derivatives	0.7	0.0	(1.5)	(0.8)	1.6	0.8

Exchange rates	31 December 2011	30 September 2011	31 December 2010

USDNOK	5.99	5.84	5.86
EURNOK	7.75	7.89	7.81

Income tax was NOK 34.7 billion in the fourth quarter of 2011, equivalent to an effective tax rate of 57.7%, compared to NOK 28.2 billion in the fourth quarter of 2010, equivalent to an effective tax rate of 74.4%. The difference in effective tax rates between the periods is mainly explained by capital gains in the fourth quarter of 2011 with lower than average tax rates and recognition of previously unrecognised deferred tax assets in the fourth quarter of 2011. The difference in effective tax rates between the periods is also influenced by accruals in the fourth quarter of 2010 for contingent tax liabilities in D&P International and a loss on financial items in the fourth quarter of 2010 with lower than average tax rates.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which exclude net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the fourth quarter of 2011	Before tax	Tax	Tax rate	After tax

Adjusted earnings	45.9	(31.4)	68%	14.5
Adjustments	14.8	(4.1)	27%	10.8
Net operating income	60.7	(35.4)	58%	25.3

Financial items	(0.6)	0.8	131%	0.2

Total	60.2	(34.7)	58%	25.5

Adjusted earnings after tax in the fourth quarter of 2011 were NOK 14.5 billion, up from NOK 11.0 billion in the fourth quarter of 2010. The effective tax rate on adjusted earnings was 68.4% and 73.0 % in the fourth quarters of 2011 and 2010, respectively.

Adjusted earnings by segment are stated in the table below. The composition of Statoil's reportable segments was changed on the basis of the new corporate structure implemented with effect from 1 January 2011. See note 3 to the Interim Financial Statements.

Adjusted earnings after tax by segment	Fourth quarter
	2011			2010
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

D&P Norway	38.2	28.9	9.3	32.0	23.7	8.3
D&P International	1.6	(1.7)	3.3	4.1	3.0	1.1
Marketing, Processing & Renewable energy	5.5	4.0	1.4	4.3	2.9	1.3
Fuel & Retail	0.3	0.1	0.2	0.4	0.1	0.3
Other	0.3	0.1	0.2	(0.0)	(0.0)	0.0

Group	45.9	31.4	14.5	40.8	29.8	11.0

In the fourth quarter of 2011, net income was NOK 25.5 billion compared to NOK 9.7 billion in 2010. The increase stems primarily from higher net operating income including a gain on sale of assets of NOK 8.5 billion, and a reduced loss on net financial items, partly offset by increased income taxes. The tax rate on adjusted earnings in the fourth quarter of 2011 for D&P International is influenced by an amount of NOK 3.8 billion related to recognition of previously unrecognised deferred tax assets in the United States. As part of the purchase price allocation (PPA) for the acquisition of Brigham Exploration Company, an amount of NOK 8.7 billion of deferred taxes was recognised. As a result of the recognition of these deferred tax liabilities, previously unrecognised deferred tax assets in other parts of the operations in the United States were recognised. The recognition of this deferred tax asset, decreased the tax rate for D&P International in the fourth quarter of 2011.

In the fourth quarter of 2011, earnings per share, based on net income, were NOK 8.01 compared to NOK 2.99 in the fourth quarter of 2010.

In 2011

In 2011, net operating income was NOK 211.8 billion, compared to NOK 137.3 billion in 2010, an increase of 54%. Net operating income was positively impacted by higher prices for both liquids and gas, unrealised gains on derivatives and gains on sale of assets mainly related to the divestments of Peregrino, the Kai Kos Dehseh oil sands and the Gassled divestment in 2011. Lower volume of both liquids and gas sold, increased operating expenses and net impairment losses partly offset the increase in net operating income.

Purchases (net of inventory variation) increased by 24% in 2011, mainly due to higher prices for liquids measured in NOK. Depreciation, amortisation and net impairment losses increased by 1% in 2011 compared to 2010, mainly because of higher depreciation costs from new fields coming on stream. Exploration expenses were down from NOK 15.8 billion in 2010 to NOK 13.8 billion in 2011, mainly because of higher capitalised exploration in 2011 due to more successful drilling and a lower portion of exploration expenditure capitalised in previous years being expensed. Operating expenses and selling, general and administrative expenses increased by 7% from 2010 to 2011, mainly because of start-up and ramp-up of production on various fields, increased ownerships shares, increased transportation and processing costs and increased removal estimates.

In 2011, impairment losses net of reversals (NOK 0.9 billion), underlift (NOK 2.9 billion) and other adjustments (NOK 0.2 billion) negatively impacted net operating income, while gain on sale of assets (NOK 22.6 billion), higher fair value of derivatives (NOK 12.0 billion), higher values of products in operational storage (NOK 0.7 billion) and reversal of provisions (NOK 0.6 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 179.9 billion in 2011.

In 2010, impairment losses net of reversals (NOK 4.8 billion), lower fair value of derivatives (NOK 2.9 billion) and other accruals (NOK 0.9 billion) negatively impacted net operating income, while overlift (NOK 1.4 billion), higher values of products in operational storage (NOK 0.6 billion) and gain on sale of assets (NOK 1.3 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 142.8 billion in 2010.

The 26% increase in adjusted earnings from 2010 to 2011 was primarily caused by the increase in liquids and gas prices and the reduction in adjusted exploration costs, and was only partly offset by the lower volumes being sold and increased adjusted operating and depreciation costs.

Adjusted operating expenses, and selling, general and administrative expenses increased by 10% in 2011 compared to 2010, mainly due to increased activity related to start-up and ramp-up of production on various fields, increased transportation and processing costs, and increased ownership shares. Also, changes in removal estimates, higher tariffs and royalties paid and increased business development costs added to the increase in expenses.

Adjusted depreciation, amortisation and net impairment losses increased by 9% in 2011 compared to 2010 mainly because of higher depreciation from new fields and assets coming on stream, and the impact on depreciation from revisions of removal and abandonment estimates. The increase was partly compensated by the impact of lower production and increased reserve estimates.

Adjusted exploration expenses decreased by 8% in 2011 compared to 2010, mainly because successful drilling resulted in a higher portion of exploration expenditures being capitalised, and because a lower portion of exploration expenditure capitalised in previous years was expensed in 2011 compared to 2010.

Net financial items amounted to a gain of NOK 2.1 billion in 2011, compared to a loss of NOK 0.4 billion in 2010. The gain in 2011 was primarily due to foreign exchange gains of NOK 0.4 billion, in combination with a gain on interest and other finance expenses of NOK 0.4 billion, caused by fair value gains of NOK 6.9 billion on interest rate swap positions related to the interest rate management of external loans, offset by current and non-current interest expenses of NOK 4.7 billion and loss on financial investments of NOK 1.3 billion. The loss in 2010 was primarily due to foreign exchange losses of NOK 1.8 billion, offset by fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 2.6 billion. Interest expense on non-current bonds, bank loans and finance lease amounted to NOK 2.4 billion in 2010.

Interest expenses in 2011 amounted to a net gain of NOK 0.4 billion, compared to a net loss of NOK 1.7 billion in 2010. The gain on interest expenses in 2011 was primarily due to the fair value gains of NOK 6.9 billion on interest rate swap positions caused by decreasing USD interest rates during 2011. The loss in 2010 was primarily due to fair value gains on interest rate swap positions of NOK 2.6 billion, offset by current and non-current interest expenses of NOK 2.9 billion.

Adjusted for foreign exchange effects on the financial income and interest rate derivatives, net financial items before tax amounted to a loss of approximately NOK 3.8 billion for the year. The loss was mainly on securities due to developments in the stock market in 2011 and currency effects on commercial papers, resulting in lower adjusted interest income for 2011. In 2010, adjusted net financial items before tax were a loss of NOK 1.1 billion.

Net financial items for the year 2011	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	1.3	0.4	0.4	2.1	1.6	3.6

Foreign exchange (FX) impacts (incl. derivatives)	0.9	(0.4)		0.5
Interest rate (IR) derivatives			(6.9)	(6.9)
Impairment Pernis			0.5	0.5

Subtotal	0.9	(0.4)	(6.4)	(5.9)	1.1	(4.7)

Financial items excluding FX and IR derivatives	2.2	0.0	(6.0)	(3.8)	2.7	(1.1)

Income tax was NOK 135.4 billion in 2011, equivalent to a tax rate of 63.3%, compared to NOK 99.2 billion in 2010, equivalent to a tax rate of 72.5%. The difference in effective tax rates between the periods is mainly explained by capital gains in 2011 with lower than average taxes and recognition of previously unrecognised deferred tax assets in 2011.

Composition of tax expense and effective tax rate for the year 2011	Before tax	Tax	Tax rate	After tax

Adjusted earnings	179.9	(129.2)	72%	50.7
Adjustments	31.9	(7.8)	25%	24.0
Net operating income	211.8	(137.0)	65%	74.7

Financial items	2.1	1.6	(80%)	3.7

Total	213.8	(135.4)	63%	78.4

Adjusted earnings after tax exclude the effects of net financial items and tax on net financial items. In 2011, adjusted earnings after tax were NOK 50.7 billion, up from NOK 42.0 billion in the same period last year. The adjusted tax rate on adjusted earnings was 71.8% and 70.6% in 2011 and 2010, respectively.

Adjusted earnings after tax by segment	For the year ended
	2011			2010
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

D&P Norway	150.4	113.2	37.2	111.9	82.8	29.1
D&P International	16.8	6.9	9.9	13.9	7.3	6.6
Marketing, Processing & Renewable energy	11.2	9.0	2.1	14.8	10.6	4.2
Fuel & Retail	1.9	0.5	1.3	2.2	0.4	1.8
Other	(0.3)	(0.4)	0.1	0.0	(0.3)	0.3

Group	179.9	129.2	50.7	142.8	100.8	42.0

In 2011, net income was NOK 78.4 billion compared to NOK 37.6 in 2010. The significant increase is mainly due to the increased net operating income positively impacted by higher liquids and gas prices. Also, gains from sale of assets, increased unrealised gains on derivatives, gains on net financial items and a lower effective tax rate contributed positively to the increase in net income. Lower volumes of liquids and gas sold and higher operating expenses partly offset the increase in net income compared to 2010.

In 2011 earnings per share based on net income amounted to NOK 24.76, compared to NOK 11.94 in 2010.

The cash-flows were strong in 2011. Cash flows from underlying operations amounted to NOK 243.8 billion in 2011, compared to NOK 190.9 billion in 2010, mainly due to high prices of liquids and gas. In addition, proceeds from the sale of interests in the Kai Kos Dehseh field in Canada and the Peregrino oil field in Brazil contributed to a strong cash flow in 2011. This increase was partially offset by the payment for the acquisition of shares in Brigham Exploration Company.

Return on average capital employed after tax (ROACE) [1] was 22.1% for the 12 month period ended 31 December 2011, and 12.6% for the 12 month period ended 31 December 2010. Based on adjusted earnings after tax and average capital employed, adjusted ROACE was 15.3% and 14.5% for the two periods, respectively.

Statoil's board of directors proposes to the annual meeting a dividend of NOK 6,50 per share for 2011. For 2010, Statoil paid an ordinary dividend of NOK 6.25 per share.

OUTLOOK

Organic capital expenditures for 2012 (i.e. excluding acquisitions and capital leases), are estimated at around USD 17 billion including expenditures relating to our new assets from the recent Brigham acquisition.

The Company will continue to mature its large portfolio of exploration assets and expects to complete around 40 wells with a total exploration activity level in 2012 similar to the 2011 level at around USD 3 billion, excluding signature bonuses.

Statoil has an ambition to continue to be in the top quartile, of its peer group, for unit of production cost.

Planned turnarounds are expected to have a negative impact on the quarterly production of approximately 20 mboe per day in the first quarter of 2012, all of which are planned outside the NCS. In total, the turnarounds are estimated to have an impact on equity production of around 50 mboe per day for the full year 2012, of which most are liquids.

Equity production for 2012 is estimated to grow by around 3% Compound Annual Growth Rate (CAGR) based on the actual 2010 equity production [13]. Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

For the period beyond 2012, Statoil has an ambition to reach an equity production above 2.5 million barrels of oil equivalent in 2020 [13]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a growth rate of 2 to 3% (GAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (GAGR) of 3 to 4%. The 2013 production is expected to be around the 2012 level.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USD/NOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2010 and the 2010 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with main focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Fourth quarter

The total recordable injury frequency was 3.9 in the fourth quarter of 2011 compared to 4.4 in the fourth quarter of 2010.

The serious incident frequency improved (SIF) from 1.6 in the fourth quarter of 2010 to 1.1 in the fourth quarter of 2011. Excluding the segment Fuel & Retail (SFR), the SIF was 0.9 in the fourth quarter of 2011, compared to 1.4 in the fourth quarter of 2010.

There were no fatal accidents in the fourth quarter of 2011.

The number of accidental oil spills in the fourth quarter of 2011 increased compared to the fourth quarter of 2010, and the volume of oil spills increased from 3 cubic meters in the fourth quarter of 2010 to 12 cubic meters in the fourth quarter of 2011.

	Fourth quarter		For the year ended
HSE	2011	2010	2011	2010

Total recordable injury frequency	3.9	4.4	4.4	4.2
Serious incident frequency	1.1	1.6	1.1	1.4
Accidental oil spills (number)	98	74	376	374
Accidental oil spills (cubic metres)	12	3	44	44

In 2011

The total recordable injury frequency was 4.4 in 2011 compared to 4.2 in 2010. The serious incident frequency improved from 1.4 in 2010 to 1.1 in 2011. Excluding the segment Fuel & Retail (SFR), the SIF was 0.9 in 2011, compared to 1.3 in 2010.

There was one fatality in 2011. A contractor employee performing maintenance work at service stations in Riga (Latvia) was killed in a traffic accident. In addition, on October 6th, a man working for a contractor was reported missing on the Visund platform in the North Sea. An extensive search operation, both at the platform, in the sea and on the seabed around the platform was unfortunately unsuccessful.

The number of accidental oil spills in 2011 was approximately at the same level as in 2010, and the volume of oil spills was 44 cubic meters, the same as in 2010.

DEVELOPMENT AND PRODUCTION NORWAY

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Total revenues and other income	55.7	50.0	11%	212.1	170.7	24%

Operating expenses and selling, general and administrative expenses	6.8	6.1	12%	24.7	23.6	5%
Depreciation, amortisation and net impairment losses	8.0	7.9	1%	29.6	26.0	14%
Exploration expenses	1.9	2.1	(10%)	5.1	5.5	(7%)

Total operating expenses	16.7	16.1	4%	59.4	55.1	8%

Net operating income	38.9	33.9	15%	152.7	115.6	32%

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Adjusted total revenues and other income	55.2	48.0	15%	210.3	167.2	26%

Adjusted operating expenses and selling, general and administrative expenses	7.1	6.0	18%	25.2	23.8	6%
Adjusted depreciation, amortisation and net impairment losses	8.0	7.9	1%	29.6	26.0	14%
Adjusted Exploration expenses	1.9	2.1	(10%)	5.1	5.5	(7%)

Adjusted earnings [11]	38.2	32.0	19%	150.4	111.9	34%

	Fourth quarter			For the year ended
Operational data	2011	2010	Change	2011	2010	Change

Prices:
Liquids price (USD/bbl)	102.8	84.1	22%	105.6	76.3	39%
Liquids price (NOK/bbl)	592.0	498.3	19%	592.3	461.0	28%
Transfer price natural gas (NOK/scm)	1.72	1.48	17%	1.64	1.27	29%

Liftings:
Liquids (mboe per day)	678	754	(10%)	673	711	(5%)
Natural gas (mboe per day)	690	748	(8%)	624	669	(7%)
Total liquids and gas liftings (mboe per day)	1,368	1,502	(9%)	1,297	1,380	(6%)

Production:
Entitlement liquids (mboe per day)	697	711	(2%)	693	704	(2%)
Entitlement natural gas (mboe per day)	690	748	(8%)	624	669	(7%)
Total entitlement liquids and gas production (mboe per day)	1,387	1,459	(5%)	1,316	1,374	(4%)

Fourth quarter

  High level of project activity with three sanctioned projects in the period Visund Nord, Svalin M and Vilje Sør
  The Espevær appraisal in the fourth quarter increased the volume estimates in the former Aldous, now Johan Sverdrup discovery.
  Increased ownership share in Snøhvit from transaction with Hess
  Transaction with Centrica - farm down of three producing fields and exit five other assets
OPERATIONAL REVIEW

Average daily production of liquids decreased from 711 mboe per day in the fourth quarter of 2010 to 697 mboe per day in the fourth quarter of 2011. The decrease in production is mainly related to Gullfaks due to reduced water injection following as a result of the well integrity challenge in late 2010, Snorre B riser challenges and problems with anchor lines at Volve. Reductions due to natural decline on mature fields were as expected. These effects were partly offset by new production at Morvin, Vega and Gjøa, improved regularity at Kollsnes affecting Kvitebjørn, increased production at Sleipner, Alve, Troll and Oseberg, and increased ownership share at Heidrun.

Average daily production of gas decreased from 748 mboe per day in the fourth quarter of 2010 to 690 mboe per day in the fourth quarter of 2011. The decrease is mainly related to lower gas sales at Troll and Oseberg, riser problems at Visund and reduced gas production from Snøhvit due to a 16 day stoppage to resolve technical problems. This decrease was partly offset by new production from Vega and Gjøa, improved regularity at Kollsnes, increased gas export capacity at Kvitebjørn, increased gas production from Tyrihans and increased production at Ormen Lange due to a more flexible production permit.

Average daily lifting of liquids decreased from 754 mboe per day in the fourth quarter of 2010 to 678 mboe per day in the fourth quarter of 2011.

Exploration expenditure (including capitalised exploration expenditure) decreased by NOK 0.5 billion, from NOK 2.2 billion in the fourth quarter of 2010 to NOK 1.7 billion in the fourth quarter of 2011, due to a combination of lower activity and lower Statoil equity interest in wells drilled in 2011, as well as more expensive wells in 2010. In the fourth quarter of 2011, three wells were completed, and one was announced as a discovery. Four wells were completed in the same quarter in 2010, and one was announced as a discovery.

FINANCIAL REVIEW

In the fourth quarter of 2011, net operating income for Development and Production Norway was NOK 38.9 billion compared to NOK 33.9 billion in the fourth quarter of 2010. The increase was mainly attributable to increased oil and gas prices, and was partly offset by decreased oil and gas lifting and a decreased USD/NOK exchange rate.

In the fourth quarter of 2011, an unrealised gain on derivatives (NOK 1.2 billion) and gain on sale of assets (NOK 0.1 billion) had a positive impact on net operating income. Underlift (NOK 0.3 billion) and an adjustment related to pension cost (NOK 0.2 billion) negatively impacted net operating income. In the fourth quarter of 2010, overlift (NOK 0.9 billion), an adjustment related to pension and other provisions (NOK 0.7 billion), gain on sale of assets (NOK 0.2 billion) and unrealised gain on derivatives (NOK 0.1 billion) had a positive impact on net operating income.

Adjusted for these items, adjusted earnings were NOK 38.2 billion in the fourth quarter of 2011, compared to NOK 32.0 billion in the same period last year. The increase was mainly due to higher realised price of liquids measured in NOK and an increase in the transfer sales price of natural gas measured in NOK, which positively impacted adjusted earnings by NOK 8.9 billion and decreased production of oil and natural gas that impacted adjusted earnings negatively by NOK 1.9 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.1 billion in the fourth quarter of 2011 compared to the same period in 2010. The increase was due to increased operating plant costs related to higher activity level and increased ownership share in Heidrun, and increased removal estimates.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.1 billion in the fourth quarter compared to the same period in 2010, mainly due to an increase in investments, updated removal/abandonment estimates and increased ownership share after redetermination on Heidrun, partly offset by new fields with high depreciation cost in 2010 and lower production.

Adjusted exploration expenses decreased by NOK 0.2 billion in the fourth quarter of 2011 compared to the same period in 2010, and the reduction is mainly due to lower drilling activity and higher capitalised exploration.

In 2011

OPERATIONAL REVIEW

Average daily production of liquids decreased from 704 mboe per day in 2010 to 693 mboe per day in 2011. The decrease in liquids production is mainly related to Gullfaks reduced water injection and turnaround, Visund turnaround and riser challenges, and Volve shut down due to anchor problems. In addition, expected reductions due to natural decline on mature fields contributed to the decrease. These effects were partly offset by new production at Morvin, Vega and Gjøa, increased production at Tyrihans and Sleipner and increased ownership share at Heidrun.

Average daily production of gas decreased from 669 mboe per day in 2010 to 624 mboe per day in 2011. The reduction in gas production is mainly related to Troll and Oseberg due to lower gas sales, start-up problems after turnaround and unplanned stop at Snøhvit and reduced gas export from Gullfaks. This reduction was partly offset by new production from Vega and Gjøa, increased gas export capacity at Kvitebjørn, and increased production at Ormen Lange due to a more flexible production permit.

Average daily lifting of liquids decreased from 711 mboe per day in 2010 to 673 mboe per day 2011.

Exploration expenditure (including capitalised exploration expenditure) increased by NOK 0.6 billion, from NOK 6.0 billion in 2010 to NOK 6.6 billion in 2011. This is mainly caused by higher drilling activity in 2011. In 2011, 25 wells were completed and 17 were announced as discoveries, while 17 wells were completed in 2010 and 12 were announced as discoveries.

FINANCIAL REVIEW

In 2011, the net operating income for Development and Production Norway was NOK 152.7 billion compared to NOK 115.6 billion in 2010.

In 2011, an unrealised gain on derivatives (NOK 5.2 billion) and gain on sale of assets (NOK 0.1 billion) positively impacted net operating income. Underlift (NOK 2.5 billion), a change in future settlement related to a sale of a license share (NOK 0.4 billion) and an adjustment related to pension costs (NOK 0.2 billion) negatively impacted net operating income. In 2010, an unrealised gain on derivatives (NOK 2.1 billion), an adjustment related to pension and other provisions (NOK 0.9 billion), overlift (NOK 0.4 billion) and gain on sales of assets (NOK 0.4 billion) positively impacted net operating income, partly offset by a change in future settlement related to a sale of a license share (NOK 0.1 billion) that negatively impacted net operating income.

Adjusted for these items, adjusted earnings were NOK 150.4 billion in 2011. In 2010, adjusted earnings were NOK 111.9 billion. The increase was mainly due to an increase in realised price of liquids measured in NOK and an increase in the transfer sales price of natural gas, which positively impacted the adjusted earnings by NOK 47.3 billion. This increase was partly offset by a decrease in oil and natural gas production, which negatively impacted adjusted earnings by NOK 5.3 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.4 billion in 2011, compared to 2010. The increase was due to increased transportation and processing costs, mainly related to production from new fields, increased tariffs and increased ownership share in Heidrun, as well as an increase in other expenses, mainly related to increased removal estimates. Operating plant costs at our fields in production are stable compared to 2010.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 3.6 billion compared to 2010, mainly due to new fields with high depreciation cost, increased investments, updated removal/abandonment estimates and increased owner share after redetermination on Heidrun, partly offset by lower production.

Adjusted exploration expenses decreased by NOK 0.4 billion, mainly due to lower exploration expenditure capitalised in previous years being expensed. Exploration expenditure was higher, due to higher drilling activity in 2011. Capitalised exploration costs increased in 2011 as more discoveries were made in 2011.

Important events since last quarter:

  The Espevær appraisal well in the fourth quarter increased the volume estimates in the former Aldous, now Johan Sverdrup discovery.
  Farm-down in three assets and exit five assets in transaction with Centrica announced.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Total revenues and other income	16.4	13.3	23%	70.9	51.0	39%

Purchase [net of inventory variation]	0.4	(0.1)	>(100%)	0.7	0.0	>100%
Operating expenses and selling, general and administrative expenses	5.4	2.7	>100%	14.9	11.4	30%
Depreciation, amortisation and net impairment losses	4.6	3.4	35%	13.8	16.7	(17%)
Exploration expenses	2.9	3.2	(10%)	8.7	10.3	(15%)

Total operating expenses	13.3	9.2	45%	38.1	38.4	(1%)

Net operating income	3.1	4.1	(25%)	32.8	12.6	>100%

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Adjusted total revenues and other income	15.7	13.5	16%	57.3	49.9	15%

Adjusted purchase [net of inventory variation]	0.4	(0.1)	>(100%)	0.7	0.0	>100%
Adjusted operating expenses and selling, general and administrative expenses	5.0	3.0	70%	14.9	11.1	34%
Adjusted depreciation, amortisation and net impairment losses	4.9	3.4	45%	16.0	14.9	8%
Adjusted exploration expenses	3.7	3.1	19%	9.0	10.0	(9%)

Adjusted earnings [11]	1.6	4.1	(61%)	16.8	13.9	20%

	Fourth quarter			For the year ended
Operational data	2011	2010	Change	2011	2010	Change

Prices:
Liquids price (USD/bbl)	102.7	83.9	22%	105.7	76.8	38%
Liquids price (NOK/bbl)	591.7	497.3	19%	592.8	464.2	28%

Liftings:
Liquids (mboe per day) [15]	295	231	27%	237	258	(8%)
Natural gas (mboe per day)	99	61	62%	82	68	20%
Total liquids and gas liftings (mboe per day) [15]	393	292	35%	318	327	(2%)

Production:
Entitlement liquids (mboe per day)[6]	292	249	17%	252	263	(4%)
Entitlement natural gas (mboe per day)	99	61	62%	82	68	20%
Total entitlement liquids and gas production (mboe per day)	391	310	26%	334	332	1%
Total equity liquids production (mboe per day)	452	394	15%	426	417	2%
Total equity gas production (mboe per day)	136	92	49%	108	97	12%
Total equity liquids and gas production (mboe per day)	588	486	21%	534	514	4%

Fourth quarter

  Revenues were positively impacted by a 19% increase in liquids prices measured in NOK and increased production compared to the fourth quarter of 2010.
  There was a decline in adjusted earnings in the fourth quarter of 2011 due to increased expenses.
  Equity production increased by 21% compared to the fourth quarter of 2010
  Entitlement production increased by 26% compared to the fourth quarter of 2010
OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 391 mboe per day in the fourth quarter of 2011, compared to 310 mboe per day in the fourth quarter of 2010.

The increase in entitlement production was due to higher equity production in the fourth quarter of 2011 compared to the fourth quarter of 2010, partly offset by an increased negative effect from production sharing agreements (PSA). The PSA effect on entitlement production was 197 mboe per day in the fourth quarter of 2011, compared to 176 mboe in the fourth quarter of 2010. The increase in the PSA effect was mainly a result of higher equity production from PSA fields, higher prices for liquids and gas and changes in profit tranches which have a negative impact on entitlement production.

Average daily equity production of liquids increased from 394 mboe per day in the fourth quarter of 2010 to 452 mboe per day in the fourth quarter of 2011. The increase in liquids production was mainly due to production start-up in 2011 on Peregrino in Brazil, Pazflor in Angola and Leismer in Canada. The increase was partly offset by Azeri, Chirag & Gunashli (ACG) in Azerbaijan due to turnaround and operational issues, Tahiti in the USA due to turnaround and Thunder Hawk in the USA due to natural decline in production.

Average daily equity production of gas increased from 92 mboe per day in the fourth quarter of 2010 to 136 mboe per day in the fourth quarter of 2011. The increase was mainly due to U.S. onshore production at Marcellus with an increased number of wells online and high nominations on Shah Deniz in Azerbaijan and In Salah in Algeria.

Average daily lifting of liquids and gas increased from 292 mboe per day in the fourth quarter of 2010 to 393 mboe per day in the fourth quarter of 2011.

Exploration expenditure (including capitalized exploration expenditure) increased by NOK 0.4 billion from NOK 3.5 billion in the fourth quarter of 2010 to NOK 3.9 billion in the fourth quarter of 2011. This was mainly due to higher drilling cost and increased seismic activity.

In the fourth quarter of 2011, seven wells (exploration and appraisal) were completed and two were announced as discoveries, while three wells were completed in the same quarter of 2010, and one was announced as a discovery.

FINANCIAL REVIEW

In the fourth quarter of 2011, net operating income for Development and Production International was NOK 3.1 billion compared to NOK 4.1 billion in the same period in 2010.

Net operating income in the fourth quarter of 2011 was positively impacted by an overlift of NOK 0.4 billion and reversal of impairments of NOK 1.1 billion. In the fourth quarter of 2010, net operating income was positively impacted by an underlift of NOK 0.1 billion, due to higher lifting from low cost fields than from high cost fields, offset by impairment losses on exploration of NOK 0.1 billion.

Adjusted for these items, adjusted earnings in the fourth quarter of 2011 was NOK 1.6 billion compared to NOK 4.1 billion in the fourth quarter of 2010. Increased realised liquids and gas prices measured in NOK impacted adjusted earnings positively by NOK 3.0 billion and increased entitlement production impacted adjusted earnings positively by NOK 2.5 billion. These positive impacts were more than offset by an increase in expenses caused by the high activity level in the quarter and provisions for claims related to disputed PSA interpretations in Angola and Nigeria.

Adjusted total revenues and other income in the fourth quarter of 2011 was NOK 15.7 billion compared to NOK 13.5 billion in the same period in 2010. In the fourth quarter of 2011, adjusted total revenues and other income was negatively impacted by provisions for claims related to disputed PSA interpretations in Angola and Nigeria of NOK 1.5 billion. In the fourth quarter of 2010, price review settlements of NOK 1.5 bilion had a positive impact on adjusted total revenues and other income.

Adjusted operating expenses and selling, general and administrative expenses increased from the fourth quarter of 2010 to the fourth quarter of 2011 from NOK 3 billion to NOK 5 billion. In the fourth quarter of 2011, start-up of operations at Peregrino, Leismer and Pazflor and new production wells at Marcellus and Eagle Ford contributed to this cost increase. In addition, expenses related to the business combination of Brigham, royalty payments and production bonuses for Agbami, Tahiti and Canada contributed to an increase compared to the same period in 2010. Of the expenses incurred in the fourth quarter of 2011, approximately NOK 0.5 billion were related to specific activities and events in the quarter.

Adjusted depreciation, amortisation and net impairment losses were NOK 4.9 billion in the fourth quarter of 2011, compared to NOK 3.4 billion in the fourth quarter of 2010. The increase was mainly due to increased production and ramp-up on Peregrino, Marcellus, Pazflor and Eagle Ford, offset by lower production and increase of reserves on various other fields.

Adjusted exploration expenses was NOK 3.7 billion in the fourth quarter of 2011, compared to NOK 3.1 billion in the fourth quarter of 2010. The increase of NOK 0.6 billion was mainly due to higher drilling and seismic activity and lower capitalised exploration in the fourth quarter of 2011.

In 2011

OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 334 mboe per day in 2011, compared to 332 mboe per day in 2010.

The increase in entitlement production was due to higher equity production in 2011, partly offset by a higher negative effect from PSAs. The PSA effect on entitlement production was 200 mboe per day in 2011, compared to 182 mboe in 2010.

Average daily equity production of liquids increased from 417 mboe per day in 2010 to 426 mboe per day in 2011. The increase in liquids production was mainly due to production start-up in 2011 on Peregrino in Brazil and Pazflor in Angola, and higher production at Girassol in Angola after turnaround and operational issues in 2010. The increase was partly offset by ACG in Azerbaijan due to turnaround and operational issues, Thunder Hawk in the USA due to natural decline in production and Terra Nova in Canada due to operational issues, and suspended production in Libya in 2011.

Average daily equity production of gas increased from 97 mboe per day in 2010 to 108 mboe per day in 2011. The increase in gas production was mainly due to U.S. onshore production at Marcellus with an increased number of wells online and at Eagle Ford which was acquired in December 2010. The increase was partly offset by Q, one of the 3 Independence Hub properties along with Spiderman and San Jacinto in the USA which was depleted in June 2010.

Average daily lifting of liquids and gas decreased from 327 mboe per day in 2010 to 318 mboe per day in 2011.

Exploration expenditure (including capitalised exploration expenditure) increased by NOK 1.4 billion from NOK 10.8 billion in 2010 to NOK 12.2 billion in 2011. The increase was due to higher drilling cost compared to the previous year, and the slightly lower drilling activity in 2011 is offset by more expensive wells in Brazil and Indonesia.

In 2011, 16 wells (exploration and appraisal) were completed, and five were announced as discoveries, while 18 wells (exploration and appraisal) were completed in 2010, and six were announced as discoveries.

FINANCIAL REVIEW
In 2011, net operating income for Development and Production International was NOK 32.8 billion compared to NOK 12.6 billion in 2010.

In 2011, a gain of NOK 14.2 billion from the sale of Peregrino and the Canadian oil sands assets and net impairment reversals of NOK 2.4 billion positively impacted net operating income. An underlift of NOK 0.4 billion and an adjustment of NOK 0.1 billion charged to operating expenses and selling, general and administrative expenses negatively impacted net operating income. In 2010, an overlift of NOK 1.0 billion positively impacted net operating income, whereas impairment losses of NOK 2.1 billion (NOK 0.3 billion affecting exploration and NOK 1.8 billion affecting depreciation and amortisation) and decreased other income of NOK 0.2 billion negatively impacted net operating income.

Adjusted for these items, adjusted earnings were NOK 16.8 billion in 2011, an increase of NOK 2.9 billion from NOK 13.9 billion in 2010. The increase was driven by increased realised liquid and gas prices measured in NOK, which positively impacted adjusted earnings by NOK 12.5 billion. This was largely offset by a reduction in adjusted other income and increased adjusted operating expenses and selling and general administrative expenses.

Adjusted total revenues and other income was NOK 57.3 billion in 2011, an increase of NOK 7.4 billion compared to 2010. The adjusted total revenues and other income in 2011 was negatively impacted by increased provisions for claims related to disputed PSA interpretations in Nigeria and Angola of NOK 1.6 billion. In 2010, other income was positively impacted by price review settlements of NOK 1.5 billion.

Adjusted operating expenses, and selling, general and administrative expenses increased by NOK 3.8 billion in 2011 compared to 2010, mainly due to ramp up of Marcellus and Eagle Ford in the U.S and Peregrino in Brazil in 2011. In addition, royalty payments on Tahiti and production start-up of Leismer in Canada in 2011, contributed to increased expenses. In 2011, expenses of approximately NOK 0.6 billion were related to specific activities and events in the year.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.1 billion in 2011 compared to 2010, primarily due to ramp up of Marcellus in the U.S and start-up on Peregrino in Brazil, Pazflor in Angola and Leismer in Canada in 2011. The increase was partly offset by lower production and increased reserves in various other fields which reduced depreciation in 2011 compared to 2010.

Adjusted exploration expenses were NOK 9.0 billion in 2011, compared to NOK 10.0 billion in 2010. Despite increased drilling costs in 2011, adjusted exploration expenses decreased, primarily due to increased capitalisation of exploration expenditures in 2011 compared to 2010.

Important events since last quarter

  The Brigham merger was successfully closed in December.
  In December, Statoil was awarded operatorship for pre-salt blocks 38 and 39 and partner position in blocks 22, 25 and 40 in the Kwanza basin in Angola.
  Statoil signed the farm-in agreement for Block 47 in Suriname with a 30% interest on 15 November. Government approval has been received.
  On 15 November, Statoil, Chevron and Repsol were awarded exploration rights in Flemish Pass Basin. Statoil is operator with a 50% interest.

MARKETING, PROCESSING AND RENEWABLE ENERGY

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Total revenues and other income	171.7	136.4	26%	610.0	493.6	24%

Purchase [net of inventory variation]	145.6	125.9	16%	550.5	452.1	22%
Operating expenses and selling, general and administrative expenses	7.5	5.0	49%	28.8	29.3	(2%)
Depreciation, amortisation and net impairment losses	0.7	0.8	(14%)	6.0	6.0	(0%)

Total operating expenses	153.8	131.7	17%	585.2	487.5	20%

Net operating income	17.9	4.6	>100%	24.7	6.1	>100%

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Adjusted total revenues and other income	159.3	139.1	15%	594.4	499.1	19%

Adjusted purchase [net of inventory variation]	145.8	126.3	15%	551.1	452.7	22%
Adjusted operating expenses and selling, general and administrative expenses	7.5	7.7	(3%)	29.4	28.4	4%
Adjusted depreciation, amortisation and net impairment losses	0.5	0.8	(37%)	2.7	3.1	(14%)

Adjusted earnings [11]	5.5	4.3	28%	11.2	14.8	(25%)

	Fourth quarter			For the year ended
Operational data	2011	2010	Change	2011	2010	Change

Refining margin (reference margin, USD/bbl)	1.6	4.2	(61%)	2.3	3.9	(42%)
Contract price methanol (EUR/tonne)	315	277	14%	308	254	21%

Natural gas sales Statoil entitlement (bcm)	10.9	11.6	(6%)	39.0	41.7	(7%)
Natural gas sales (third-party volumes) (bcm)	2.6	2.9	(8%)	11.4	11.1	3%
Natural gas sales (bcm)	13.5	14.5	(7%)	50.4	52.8	(5%)
Natural gas sales on commission	0.4	0.3	24%	1.3	1.5	(11%)
Natural gas price (NOK/scm)	2.25	1.84	22%	2.08	1.72	21%
Transfer price natural gas (NOK/scm)	1.72	1.48	17%	1.64	1.27	29%
Regularity at delivery point	100%	100%	0%	100%	100%	0%

Fourth quarter

  Significant increase in oil and gas prices compared to the fourth quarter of 2010.
  Higher margins on gas sales improved results.
  The sale of the 24.1% interest in Gassled was recognised in the fourth quarter of 2011 with a gain of NOK 8.4 billion before tax.
  Lower trading and refining margins on oil products negatively impacted results compared to the fourth quarter of 2010.
  High available capacity at gas and oil processing facilities compared to the fourth quarter of 2010.
OPERATIONAL REVIEW

Natural gas sales volumes in the fourth quarter of 2011 were 13.5 billion standard cubic meters (bcm), compared to 14.5 bcm in the fourth quarter of 2010. Of total gas sales in the fourth quarter of 2011, entitlement gas amounted to 10.9 bcm and 1.1 bcm was related to the Norwegian State's direct financial interest (SDFI) share of US gas sales. In the fourth quarter of 2010, 11.6 bcm of total gas sales was entitlement gas and 1.1 bcm was the SDFI share of US gas sales. The 7% decrease in total gas volumes was mainly due to lower entitlement production in the fourth quarter of 2011, partly due to gas being moved between periods to optimise value.

In the fourth quarter of 2011 the volume weighted average natural gas sales price was NOK 2.25 per scm (USD 10.30 per million British thermal units), compared to NOK 1.84 per scm (USD 8.18 per million British thermal units) in the fourth quarter of 2010, an increase of 22%. The increase was due to an increase in gas prices for contracts linked to oil products as well as gas indexed prices.

Refinery throughput in the fourth quarter of 2011 was higher than in the fourth quarter of 2010 due to a higher on stream factor in 2011 and a large turnaround in 2010 at the Mongstad refinery. The higher throughput was partly offset by the Kalundborg refinery, which had a lower on stream factor in the fourth quarter of 2011 than in the fourth quarter of 2010 due to larger turnaround in 2011.

Methanol production in the fourth quarter of 2011 was 7% lower than in the fourth quarter of 2010, due to unplanned shutdowns.

FINANCIAL REVIEW

In the fourth quarter of 2011 net operating income for Marketing, Processing and Renewable Energy was NOK 17.9 billion compared to NOK 4.6 billion in the fourth quarter of 2010.

Net operating income in 2011 included a gain related to the sale of the 24.1% interest in Gassled (NOK 8.4 billion), a positive change in fair value of derivatives (NOK 3.0 billion), a gain due to periodisation of inventory hedging effects (NOK 1.0 billion), a gain on operational storage (NOK 0.2 billion) and an impairment loss related to a gas fired power station (NOK 0.2 billion). Net operating income in 2010 included a positive effect related to a reversal of a provision in connection with the Cove Point regasification terminal in the US (NOK 2.7 billion), a gain on operational storage (NOK 0.4 billion), a negative change in fair value of derivatives (NOK 1.2 billion), a loss due to periodisation of inventory hedging effects (NOK 1.1 billion) and a loss related to an onerous sales contract (NOK 0.4 billion).

Adjusted for these items, adjusted earnings were NOK 5.5 billion in the fourth quarter of 2011, compared to NOK 4.3 billion in the fourth quarter of 2010. The increase was mainly due to higher margins on gas sales, but partly offset by lower trading results for oil in a challenging market.

Adjusted total revenues and other income was up 15% to NOK 159.3 billion in the fourth quarter of 2011 due to higher prices for crude, other oil products and gas and higher volumes of oil sold, partly offset by lower volumes of gas sold.

Adjusted purchase [net of inventory variation] was up 15% to NOK 145.8 in the fourth quarter of 2011 due to higher prices for crude, other oil products and gas and higher volumes of oil sold, partly offset by lower volumes of gas sold.

Adjusted operating expenses and selling, general and administration expenses were down 3% to NOK 7.5 billion in the fourth quarter of 2011. The decrease was mainly due to reduced Gassled transportation tariffs and reduced asset removal obligation, partly offset by increased gas transportation activity in the US, new time charter shipping contracts and operation of the new combined heat and power plant (CHP) at Mongstad.

Adjusted depreciation, amortisation and net impairment losses were down 37% to NOK 0.5 billion in the fourth quarter of 2011 due to reduced depreciation driven by the Gassled divestments, partly offset by increased depreciation of the new Mongstad refinery units.

Adjusted earnings in Natural Gas processing and transportation were NOK 1.4 billion in the fourth quarter of 2011, compared to NOK 1.2 billion in the fourth quarter of 2010. The increase was mainly due to lower depreciation expenses driven by the Gassled divestments and improved operation. The adjusted earnings for the fourth quarter of 2011 include results from on-going operations until 30 December 2011 related to the 24.1% share of Gassled that Statoil has sold to Solveig Gas Norway AS, but without depreciation on these assets.

Adjusted earnings in Natural Gas marketing and trading were NOK 4.6 billion in the fourth quarter of 2011, compared to NOK 2.2 billion in the fourth quarter of 2010. The increase was due to higher margins on gas sales, partly offset by lower entitlement production. In addition, the margin related to short term sales and trading activities increased.

Adjusted earnings in Crude Oil processing, marketing and trading were a loss of NOK 0.5 billion in the fourth quarter of 2011, compared to positive adjusted earnings of NOK 1.0 billion in the fourth quarter of 2010. The reduction was mainly due to lower margins from trading of crude, products and gas liquids. Unfavourable markets had negative effects on storages. The demand for gas liquids was lower than expected in an oversupplied market. Weak product demands and low refining margins, partly due to a warmer than normal winter, further contributed to the decrease.

In 2011

OPERATIONAL REVIEW

Natural Gas sales volumes in 2011 were 50.4 bcm, compared to 52.8 bcm in 2010. Of total gas sales in 2011, entitlement gas amounted to 39.0 bcm and 4.5 bcm was related to the SDFI share of US gas sales. In 2010, 41.7 bcm of total gas sales was entitlement gas and 4.1 bcm was the SDFI share of US gas sales. The 5% decrease in total gas volumes from 2010 to 2011 was mainly related to lower entitlement production in 2011.

In 2011 the volume weighted average sales price was NOK 2.08 per scm (USD 9.78 per million British thermal units), compared to NOK 1.72 per scm (USD 7.50 per million British thermal units) in 2010, an increase of 21%. The increase was due to an increase in gas prices for contracts linked to oil products as well as gas indexed prices.

Refinery throughput in 2011 was higher than in 2010 due to a higher on stream factor in 2011 and turnaround in 2010 at the Mongstad refinery. This was partly offset by the Kalundborg refinery, which had a lower on stream factor in 2011 compared to 2010, due to larger turnaround in 2011.

Methanol production in 2011 was 8% higher than in 2010, mainly due to turnaround in 2010.

FINANCIAL REVIEW

In 2011 net operating income for Marketing, Processing and Renewable Energy was NOK 24.7 billion compared to NOK 6.1 billion in 2010.

Net operating income in 2011 included a gain related to the sale of the 24.1% interest in Gassled (NOK 8.4 billion), a positive change in fair value of derivatives (NOK 4.6 billion), a gain due to periodisation of inventory hedging effects (NOK 2.3 billion), a reversal of a provision and an impairment in connection with Cove Point (NOK 1.6 billion), a gain on operational storage (NOK 0.7 billion), a net gain on sale of wind assets (NOK 0.1 billion), and impairment losses related to refinery assets and a gas fire power station (NOK 3.8 and 0.3 billion). Net operating income in 2010 included a gain on operational storage (NOK 0.6 billion), a negative change in fair value of derivatives (NOK 4.1 billion), an impairment loss on a refinery asset (NOK 2.9 billion), a loss due to periodisation of inventory hedging effects (NOK 1.0 billion), a provision for an onerous contract in connection with Cove Point (NOK 0.9 billion) and a loss related to an onerous sales contract (NOK 0.4 billion).

Adjusted for these items, adjusted earnings were NOK 11.2 billion in 2011, compared to NOK 14.8 billion in 2010. The decrease was due to weaker trading results for crude oil, products and gas liquids, a decrease in volumes of gas sold, lower refining margins and lower results from Statoil's 3.7% reduction in interest in Gassled as of 1 January 2011, as an effect of historical agreements when Gassled was established, but partly offset by higher margins on marketing and trading of gas.

Adjusted total revenues and other income were up 19% to NOK 594.4 billion in 2011 due to higher prices for crude, other oil products and gas, higher volumes of crude oil and products sold, but were partly offset by lower volumes of gas sold.

Adjusted purchase [net of inventory variation] was up 22% to NOK 551.1 billion in 2011 due to higher prices for crude, other oil products and gas, higher volumes of crude oil and products sold, but were partly offset by lower volumes of gas sold.

Adjusted operating expenses and selling, general and administration expenses were up 4% to NOK 29.4 billion in 2011. The increase was mainly due to new time charter shipping contracts, increased transportation activity in the US and operation of the new combined heat and power plant (CHP) at Mongstad, partly offset by reduced Gassled transportation tariffs and reduced asset removal obligation.

Adjusted depreciation, amortisation and net impairment losses were down 14% to NOK 2.7 billion in 2011 due to lower depreciation driven by the Gassled divestments, partly offset by increased depreciation on new Mongstad refinery units.

Adjusted earnings in Natural Gas processing and transportation were NOK 5.1 billion in 2011, compared to NOK 5.5 billion in 2010. The reduction was mainly due to reduced tariffs in Gassled and the 3.7% reduction in ownership share in Gassled, partly offset by reduced depreciation of the 24.1% Gassled interest sold in 2011.

Adjusted earnings in Natural Gas marketing and trading were NOK 8.1 billion in 2011, compared to NOK 7.8 billion in 2010. The increase was mainly due to slightly higher margins on our gas sales due to high prices, but partly offset by lower entitlement volumes.

Adjusted earnings in Crude Oil processing, marketing and trading were a loss of NOK 1.6 billion in 2011, compared to the positive adjusted earnings of NOK 2.1 billion in 2010. The reduction was mainly due to lower margins from trading of crude oil, products and gas liquids, and storage strategies in an unfavourable and challenging market, and also lower refining margins.

Important events since last quarter:

  Statoil and Centrica signed a long-term gas sales agreement for the delivery to the UK market of 5 bcm gas per year from 2015 to 2025.

FUEL & RETAIL

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Total revenues and other income	18.6	17.4	7%	73.7	65.9	12%

Purchase [net of inventory variation]	16.2	14.7	11%	63.6	54.8	16%
Operating expenses and selling, general and administrative expenses	1.8	2.0	(9%)	7.1	7.4	(5%)
Depreciation, amortisation and net impairment losses	0.3	0.3	(7%)	1.2	1.3	(11%)

Total operating expenses	18.3	17.0	8%	71.8	63.5	13%

Net operating income	0.3	0.4	(23%)	1.9	2.4	(21%)

Fourth quarter

At the end of the fourth quarter of 2011, Statoil's ownership interest in Statoil Fuel & Retail ASA was 54%.

OPERATIONAL REVIEW

Road transport fuel volumes for the fourth quarter of 2011 were down by 2.3% compared with the same period in 2010. Scandinavian volumes were down by 3.1% reflecting high market volumes during the fourth quarter of 2010 and the competitive environment in the Scandinavian fuel market. In Central and Eastern Europe, road transportation fuel volumes remained stable compared with the fourth quarter of 2010.

Road transportation fuel unit margins for the fourth quarter of 2011 decreased by 8.4% to NOK 0.553 compared with the same period in 2010. In Scandinavia, margins decreased by 2.4% in the fourth quarter compared to the same quarter in 2010. Adjusted for an inventory revaluation related to previous quarters and a positive foreign exchange impact, gross profit from road transportation fuel increased compared with the fourth quarter of 2010. In Central and Eastern Europe the margins decreased by 30.0% compared with the fourth quarter in 2010, primarily driven by lower margins in Poland and Russia.

FINANCIAL REVIEW

In the fourth quarter of 2011, net operating income was NOK 0.3 billion, compared with NOK 0.4 billion in the same period in 2010.

Total revenues and other income increased from NOK 17.4 billion in the fourth quarter of 2010 to NOK 18.6 billion in the fourth quarter of 2011, driven by higher underlying refined oil products prices.

Purchase [net of inventory variation] increased from NOK 14.7 billion in the fourth quarter of 2010 to NOK 16.2 billion in the fourth quarter of 2011, explained by higher underlying refined oil products prices.

Operating expenses and selling, general and administrative expenses amounted to NOK 1.8 billion in the fourth quarter of 2011, compared to NOK 2.0 billion for the same period in 2010.

Depreciation, amortisation and impairment losses amounted to NOK 0.3 billion in the fourth quarter of 2011, on par with same period in 2010.

In 2011

OPERATIONAL REVIEW

Road transportation fuel volumes for the full year ended at 8.4 billion liters, down by 0.1 billion liters compared with 2010. In Scandinavia, volumes were slightly lower than in 2010, while volumes in Central and Eastern Europe volumes increased by 0.9% in 2011 compared to 2010, primarily due to increased volumes in the business-to-business (B2B) segment.

The road transportation fuel unit margin increased by 0.8% to NOK 0.606 in 2011, due to higher margins in Scandinavia. In Scandinavia, improved micro market pricing and a favourable development in refined oil product prices had a positive impact on margins in 2011. In Central and Eastern Europe, margins decreased by 21.6% in 2011, as pump prices did not fully reflect the increase in refined oil product prices.

FINANCIAL REVIEW

For the full year 2011 net operating income decreased by NOK 0.5 billion, to NOK 1.9 billion compared with 2010. The decrease was primarily explained by the gain of NOK 0.3 billion from the sale of Swedegas in the first quarter 2010. Results were impacted by the difficult market conditions experienced in central and Eastern Europe.

Total revenues and other income increased from NOK 65.9 billion in 2010 to NOK 73.7 billion in 2011, driven by higher underlying refined oil products prices.

Purchase [net of inventory variation] increased from NOK 54.8 billion in 2010 to NOK 63.6 billion in 2011, explained by higher underlying refined oil products prices.

Operating expenses and selling, general and administrative expenses were down 5% to NOK 7.1 billion in 2011 due to stringent cost control and the cost reduction programme.

Depreciation, amortisation and net impairment losses decreased from NOK 1.3 billion in 2010 to NOK 1.2 for the full year 2011, primarily due to an impairment in 2010 of NOK 0.1 billion.

LIQUIDITY AND CAPITAL RESOURCES

Fourth quarter

Cash flows provided by operations amounted to NOK 33.7 billion in the fourth quarter of 2011, compared to NOK 13.7 billion in the fourth quarter of 2010. The NOK 20.0 billion increase was mainly due to higher cash flows from underlying operations of NOK 15.0 billion, a reduction in current financial investments of NOK 17.9 billion, a reduction in working capital of NOK 3.9 billion and other changes of NOK 3.8 billion. This was partially offset by an increase in net derivative financial instruments of NOK 10.5 billion and an increase in taxes paid of NOK 10.1 billion.

The increase in cash flows from underlying operations was mainly driven by higher prices for both liquids and gas. Current financial investments were reduced in the fourth quarter of 2011, mainly caused by a need to release cash for payment of tax and the acquisition of shares in Brigham Exploration Company. The reduction in working capital was caused by an increase in trade and other payables partially offset by an increase in trade and other receivables and an increase in inventories. The increase in trade and other payables was mainly driven by an increase in purchase of third party volumes and an increase in payables related to the licences in Nigeria and Angola. This was offset by an increase in trade and other receivables, mainly driven by increased oil prices and an increase in receivables from partners after the lifting of the drilling moratorium in the Gulf of Mexico and a general increased activity level in 2011 compared to 2010. Inventories increased due to an increase in liquids prices, partly offset by a reduction due to lower volumes in stock. In the fourth quarter of 2011, the change in net derivative financial instruments can mainly be attributed to an increase in the fair value of derivatives, largely caused by a reduction in the long term interest curve, which is an adjustment to non-cash gains and losses included in net income.

Condensed cash flow statement	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Cash flows from underlying operations [14]	66.9	51.9	15.0	243.8	190.9	53.0
Cash flows from (to) changes in working capital	(4.8)	(8.7)	3.9	1.9	(10.6)	12.5
Changes in current financial investments	20.8	2.9	17.9	(8.2)	(4.5)	(3.7)
Changes in net derivative financial instruments	(4.4)	6.1	(10.5)	(12.8)	(0.6)	(12.2)
Taxes paid	(45.2)	(35.2)	(10.1)	(112.6)	(92.3)	(20.3)
Other changes	0.4	(3.4)	3.8	(0.7)	(2.2)	1.5

Cash flows provided by operations	33.7	13.7	20.0	111.5	80.8	30.7

Additions to PP&E and intangible assets	(29.6)	(18.3)	(11.3)	(85.1)	(68.1)	(17.0)
Additions through business combinations	(25.7)	-	(25.7)	(25.7)	-	(25.7)
Proceeds from sales	0.3	0.3	(0.0)	29.8	1.9	27.9
Other changes	(0.4)	(4.3)	3.9	(7.7)	(10.3)	2.6

Cash flows used in investing activities	(55.4)	(22.3)	(33.1)	(88.7)	(76.5)	(12.2)

Net change in long-term borrowing	7.4	3.8	3.7	2.7	12.2	(9.6)
Net change in short-term borrowing	(0.1)	(4.0)	3.9	5.2	0.8	4.4
Dividends paid	-	-	-	(19.9)	(19.1)	(0.8)
Other changes	(0.1)	5.3	(5.3)	(0.7)	5.2	(5.9)

Cash flows (used in) provided by financing activities	7.3	5.1	2.3	(12.8)	(0.9)	(11.8)

Net increase (decrease) in cash flows	(14.4)	(3.6)	(10.8)	10.0	3.4	6.7

Cash flows used in investing activities amounted to NOK 55.4 billion in the fourth quarter of 2011, compared to NOK 22.3 billion in the fourth quarter of 2010. The NOK 33.1 billion increase stems mainly from the acquisition of shares in Brigham Exploration Company of NOK 25.7 billion and an increase in capital expenditures related to property, plant and equipment and exploration of NOK 11.3 billion. In the fourth quarter of 2011 the investment activities have been higher compared to the same quarter in 2010, reflecting an overall increased activity level, and in particular Statoil's build-up in North America.

Gross investments, defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted, were NOK 68.2 billion in the fourth quarter of 2011, compared to NOK 25.7 billion in the fourth quarter of 2010. In the fourth quarter of 2011, gross investments include the assets of Brigham Exploration Company of NOK 39 billion.

Gross investments	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

- D&P Norway	12.6	8.5	49%	41.4	31.9	30%
- D&P International	54.6	11.1	>100%	84.4	40.4	>100%
- Marketing, Processing & Renewable Energy	1.0	2.4	(60%)	4.6	6.3	(27%)
- Fuel & Retail	0.6	0.4	74%	1.5	0.8	85%
- Other	(0.6)	3.3	<(100%)	1.6	4.9	(67%)

Gross investments	68.2	25.7	>100%	133.6	84.4	58%

Cash flows used in investing activities and gross investments have been reconciled in the table below. In the fourth quarter of 2011 and for 2011, other changes include additions to Property, Plant and Equipment and Intangible Assets for Brigham Exploration Company.

Reconciliation of cash flow to investments	Fourth quarter		For the year ended
(in NOK billion)	2011	2010	2011	2010

- Cash flows to investments	55.4	22.3	88.7	76.5
- Proceeds from sale of assets	0.3	0.3	29.8	1.9
- Financial lease	(1.6)	0.1	0.3	1.5
- Other changes	14.1	3.0	14.8	4.5

Gross investments	68.2	25.7	133.6	84.4

Cash flows provided by (used in) financing activities in the fourth quarter of 2011 amounted to NOK 7.3 billion, compared to NOK 5.1 billion in the fourth quarter of 2010. The NOK 2.3 billion change was mainly related to higher net change in non-current borrowing of NOK 3.8 billion in the fourth quarter of 2011 compared to the fourth quarter of 2010, in addition, Statoil repaid NOK 4.0 billion more of current borrowing. This was partly offset by a decrease of changes in other items of NOK 5.3 billion.

Gross interest-bearing financial liabilities (non-current and current bonds, bank loans and finance liabilities) were NOK 131.5 billion at 31 December 2011, compared to NOK 111.5 billion at 31 December 2010. The NOK 20.0 billion increase was due to an increase in current bonds, bank loans commercial papers and collateral liabilities of NOK 8.2 billion and non-current bonds, bank loans and finance lease liabilities of NOK 11.8 billion.

Net financial liabilities [10] were NOK 76.0 billion at 31 December 2011, compared to NOK 77.4 billion at 31 December 2010. The decrease of NOK 1.4 billion was mainly related to an increase in cash and cash equivalents and current financial investments of NOK 18.5 billion, partly offset by an increase in gross financial liabilities of NOK 20.0 billion and an increased change in non-GAAP adjustments to net interest-bearing debt of NOK 2.7 billion.

The net debt to capital employed ratio [1] before adjustments was 19.9% at 31 December 2011, compared to 23.5% at 31 December 2010. After adjustments, the net debt to capital ratio was 21.1% at 31 December 2011, compared to 25.5% at 31 December 2010. The 4.4 % decrease was mainly related to a decrease in net financial liabilities of NOK 1.4 billion in combination with an increase in capital employed of NOK 57.4 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments amounted to NOK 60.5 billion at 31 December 2011, compared to NOK 42.0 billion at 31 December 2010. The NOK 18.5 billion increase reflects the high cash flow from operations in combination with new long term borrowings in 2011 and proceeds related to the sale of 40% of the Kai Kos Dehseh oil sands project and 40% of the Peregrino offshore heavy-oil field which was partially offset by the use of cash for the acquisition of Brigham combined with other high investment activity during 2011. Cash and cash equivalents were NOK 40.6 billion at 31 December 2011, compared to NOK 30.5 billion at 31 December 2010. Cash and cash equivalents include restricted cash of NOK 4.3 billion at 31 December 2011 (NOK 2.6 billion at 31 December 2010) deposited with Statoil's US dollar denominated bank account in Nigeria. There are certain restrictions on the use of cash from Statoil's Nigerian operations following an injunction against Statoil by the Nigerian courts related to an on-going litigation claim. Both the injunction and the disputed claim have been appealed. Current financial investments, which are part of our cash management, amounted to NOK 19.9 billion at 31 December 2011, compared to NOK 11.5 billion at 31 December 2010.

The increase in cash, cash equivalents and other financial investments at 31 December 2011 compared to 31 December 2010 further strengthens the financial robustness and provide a basis for further business development.

Current items (total current assets less total current liabilities) increased by NOK 15.7 billion from positive NOK 11.3 billion at 31 December 2010 to positive NOK 27.0 billion at 31 December 2011. The change was due to increases in current receivables such as inventories of NOK 4.1 billion, trade and other receivables of NOK 28.5 billion, current financial investments of NOK 8.4 billion, cash and cash equivalents of NOK 10.1 billion and decrease in other current receivables of NOK 0.1 billion, partly offset by increases in current liabilities such as bonds, bank loans, commercial papers and collateral liabilities of NOK 8.1 billion, current tax payable of NOK 7.6 billion, trade and other payables of NOK 20.2 billion and a decrease in other current liabilities of NOK 1.1 billion.

In 2011

Cash flows provided by operations amounted to NOK 111.5 billion in 2011, compared to NOK 80.8 billion in 2010. In 2011, cash flows from underlying operations increased by NOK 53.0 billion from NOK 190.9 billion in 2010 to NOK 243.8 billion in 2011. The increase in cash flows from underlying operations can largely be explained by an increase in income before tax, mainly driven by higher liquids and gas prices in 2011 compared to 2010. In 2011, changes in working capital had a positive impact on cash flows provided by operations NOK 12.5 billion compared to 2010. The reduction in working capital was caused by an increase in trade and other payables partially offset by an increase in trade and other receivables and an increase in inventories. The increase in trade and other payables was mainly driven by an increase in purchases of third party volumes and an increase in payables related to the licences in Nigeria and Angola. This was offset by an increase in trade and other receivables, mainly driven by increased oil prices and an increase in receivables from partners after the lifting of the drilling moratorium in the Gulf of Mexico and a general increased activity level in 2011 compared to 2010. Inventories increased due to an increase in liquids prices, partly offset by a reduction due to lower volumes in stock. Other changes contributed positively by NOK 1.5 billion in 2011 compared to 2010. The positive changes described above were partly offset by increased taxes paid (NOK 20.3 billion) and reductions in net derivative financial instruments (NOK 12.2 billion) and reductions in current financial investments (NOK 3.7 billion). The reduction in net derivative financial instruments was caused by an increase in the fair value of derivatives, mainly driven by a reduction in the long term interest curve, which is an adjustment to non-cash gains and losses included in net income. The reduction in current financial investments from 2010 to 2011 was mainly caused by a need to release cash for payment of tax and the shares of Brigham Exploration Company.

Cash flows used in investing activities amounted to NOK 88.7 billion in 2011, compared to NOK 76.5 billion in 2010. In 2011, Statoil acquired the shares in Brigham Exploration Company, resulting in an increase in additions through business combinations of NOK 25.7 billion. The increased investment activity in 2011 compared to 2010 contributed to an increase in additions to property, plant and equipment of NOK 17.0 billion. The increase in cash spent on investing activities was partly offset by proceeds from sale (NOK 29.8 billion), mainly related to proceeds from the sale of interests in the Kai Kos Dehseh oil sands in Canada and the Peregrino oil field in Brazil.

Gross investments amounted to NOK 133.6 billion in 2011 compared to NOK 84.4 billion in 2010, reflecting the acquisition of Brigham Exploration Company and the increased activity level in the period.

Cash flows used in financing activities in 2011 amounted to NOK 12.8 billion, compared to NOK 0.9 billion for 2010. The NOK 11.8 billion change was mainly related to a decrease of new non-current borrowing, net of repayments, of NOK 9.6 billion in 2011 compared to 2010. This was partially offset by an increase in net current borrowing of NOK 4.4 billion, an increase in dividends paid of NOK 0.8 billion and a decrease of changes in other items of NOK 5.9 billion in 2011 compared to 2010.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in Statoil's 2010 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings
  Adjusted earnings after tax
  Return on average capital employed after tax (ROACE)
  Adjusted production cost
  Net financial liabilities
  Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodization of inventory hedging effect: The commercial storage is hedged in the paper market. The commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. (Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.)
  Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are also adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjusted to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and the investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	31 December
(in NOK billion, except percentages)	2011	2010

Net Income (last 12 months)	78.4	37.6
Net Financial Items Adjusted (last 12 months)	(8.2)	(2.5)
Tax on Financial Items (last 12 months)	1.6	0.7

Net Income adjusted for Financial Items after Tax (A1)	71.9	35.8

Adjusted Earnings after Tax (last 12 months) (C1)	50.7	42.0

Calculated Average Capital Employed:
Average Capital Employed before Adjustments (B1)	326.0	283.9
Average Capital Employed (B2)	332.5	290.2

Calculated ROACE:
Calculated ROACE based on Average Capital Employed before Adjustments (A1/B1)	22.1%	12.6%
Calculated ROACE based on Adjusted Earnings after Tax and Capital Employed (C1/B2)	15.3%	14.5%

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2011				2010
(in NOK billion)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

Operating expenses, Statoil Group	17.5	15.3	14.1	13.5	13.5

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	6.4	5.7	6.2	6.2	5.5

Total operating expenses upstream	11.0	9.6	8.0	7.3	8.0

2) Operation over/underlift	(0.2)	0.4	(0.8)	(0.7)	0.6
3) Transportation pipeline/vessel upstream	1.3	1.4	1.2	1.3	1.1
4) Miscellaneous items	1.5	0.8	0.7	0.2	(0.5)

Total operating expenses upstream excl. over/underlift & transportation	8.5	6.9	6.8	6.6	6.8
Total production costs last 12 months	28.8	27.1	26.6	26.4	26.3

5) Grane gas purchase	(0.0)	0.0	(0.0)	0.1	0.1
6) Restructuring costs from the merger	0.0	0.0	0.0	0.0	(0.4)
7) Change in ownership interest	0.0	0.2	(0.0)	0.1	(0.0)

Total operating expenses upstream for adjusted cost per barrel calculation	8.5	6.7	6.9	6.3	7.1

Production cost summary	Entitlement production		Equity production
	31.Dec		31.Dec
(in NOK per boe)	2011	2010	2011	2010

Calculated production cost	48.4	42.8	43.1	38.6
Calculated production cost, excluding reversals of restructuring cost arising from the merger	48.4	43.5	43.1	39.2
Calculated production cost, excluding reversals of restructuring costs and gas injection cost	47.6	42.0	42.4	37.9

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	For the year ended 31 December
(in NOK billion, except percentages)	2011	2010	2009

Statoil shareholders' equity	278.9	219.5	198.3
Non-controlling interests (Minority interest)	6.2	6.9	1.8

Total equity (A)	285.2	226.4	200.1

Bonds, bank loans, commercial papers and collateral liabilities	19.8	11.7	8.2
Bonds, bank loans and finance lease liabilities	111.6	99.8	96.0

Gross interest-bearing financial liabilities	131.5	111.5	104.1

Cash and cash equivalents	40.6	30.5	25.3
Financial investments	19.9	11.5	7.0

Cash and cash equivalents and financial investment	60.5	42.0	32.3

Net interest-bearing liabilities before adjustments (B1)	71.0	69.5	71.8

Other interest-bearing elements	6.9	9.9	6.8
Marketing instruction adjustment	(1.4)	(1.5)	(1.4)
Adjustment for project loan	(0.4)	(0.6)	(0.7)

Net interest-bearing debt (B2)	76.0	77.4	76.5

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	356.1	295.9	271.9
Capital employed adjusted (A+B2)	361.2	303.8	276.6

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	19.9%	23.5%	26.4%
Net debt to capital employed (B2/(A+B2)	21.1%	25.5%	27.6%

Cash flow from underlying operation is reconciled to income before tax in the table below:

Cash flows from underlying operations	Fourth quarter		For the year ended
(in NOK billion)	2011	2010	2011	2010

Income before tax	60.2	37.8	213.8	136.8

Adjustments:
Depreciation, amortization, impairment	13.8	12.6	51.4	50.7
Exploration expenditures written off	0.2	0.6	1.5	2.9
(Gains) losses on foreign currency trans	0.2	0.6	4.7	1.5
(Gains) losses on sales of assets, other items	(7.5)	0.3	(27.6)	(1.1)

Cash flows from underlying operations	66.9	51.9	243.8	190.9

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group
Items impacting net operating income	Fourth quarter			For the year ended
(in NOK billion)	2011	2010	Change	2011	2010	Change

Net operating income	60.7	42.8	42%	211.8	137.3	54%

Total revenues and other income	(13.9)	1.2	<(100%)	(30.9)	0.3	<(100%)
Change in Fair Value	(4.2)	1.2	<(100%)	(10.1)	1.9	<(100%)
Inefficient Hedge	(1.0)	1.1	<(100%)	(1.9)	1.0	<(100%)
Impairment	0.0	0.0	0%	0.0	0.2	(100%)
Reversal of Impairment	0.0	0.0	0%	0.0	(0.2)	(100%)
Over/Underlift	(0.0)	(1.6)	(99%)	4.1	(2.3)	>(100%)
Other Adjustments	0.0	0.4	(100%)	0.0	(0.3)	(100%)
Gain/loss on sale of assets	(8.5)	(0.2)	<(100%)	(23.0)	(1.3)	<(100%)
Provisions	0.0	0.0	0%	0.0	0.9	(100%)
Eliminations	(0.2)	0.3	<(100%)	0.1	0.4	(73%)

Purchase net of inventory variation	(0.2)	(0.4)	(53%)	(0.7)	(0.6)	15%
Operational Storage effects	(0.2)	(0.4)	(53%)	(0.7)	(0.6)	15%

Operating expenses	0.2	(1.4)	>(100%)	(0.6)	0.0	<(100%)
Over/Underlift	(0.0)	0.5	<(100%)	(1.2)	1.0	<(100%)
Other Adjustments	0.2	(0.7)	>(100%)	0.2	(0.9)	>(100%)
Gain/loss on sale of assets	0.0	(0.0)	>(100%)	0.4	0.1	>100%
Cost accrual changes	0.0	(1.1)	(100%)	0.0	0.2	(100%)
Eliminations	0.0	(0.1)	(100%)	0.0	(0.3)	(100%)

Selling, general and administrative expenses	0.0	(1.6)	>(100%)	(0.6)	0.7	<(100%)
Provisions	0.0	0.0	0%	(0.6)	0.0	<(100%)
Cost accrual changes	0.0	(1.6)	(100%)	0.0	0.7	(100%)

Depreciation, amortisation and impairment	(0.1)	0.0	<(100%)	1.2	4.8	(75%)
Impairment	0.2	0.0	>100%	4.8	4.6	5%
Reversal of Impairment	(0.3)	0.0	<(100%)	(3.6)	(0.1)	<(100%)
Other Adjustments	0.0	0.0	0%	0.0	0.3	(100%)

Exploration expenses	(0.8)	0.1	<(100%)	(0.3)	0.3	<(100%)
Impairment	0.0	0.1	(55%)	1.5	2.0	(23%)
Reversal of Impairment	(0.9)	0.0	<(100%)	(1.9)	(1.7)	10%

Sum of adjustments	(14.8)	(2.0)	<(100%)	(31.9)	5.5	<(100%)
Adjusted earnings	45.9	40.8	12%	179.9	142.8	26%

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Fourth quarter		For the year ended
(in NOK billion)		2011	2010	2011	2010

Net operating income (NOI)	A	60.7	42.8	211.8	137.3
Tax on NOI	B	35.4	30.1	137.0	99.8
NOI after tax	C = A-B	25.3	12.7	74.7	37.4

Adjustments	D	(14.8)	(2.0)	(31.9)	5.5
Tax on adjustments	E	(4.1)	(0.3)	(7.8)	0.9

Adjusted earnings after tax	F = C+D-E	14.5	11.0	50.7	42.0

Net financial items	G	(0.6)	(5.0)	2.1	(0.4)
Tax on net financial items	H	(0.8)	(1.9)	(1.6)	(0.7)

Net income	I = C+G-H	25.5	9.7	78.4	37.6

END NOTES

  See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's fourth quarter 2011 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP financial measures".
  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin though, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
  A total of 12.2 mboe per day in the fourth quarter of 2011 and 13.6 mboe per day in 2011 represent our share of production in associated companies which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes. In the fourth quarter and for all year 2010, the production in associated companies accounted for under the equity method were 13.6 and 13.0 mboe per day, respectively.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for Development & Production Norway and Development and Production International. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.
  This is non-GAAP figure. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Lifted volumes in prior quarters should have been increased to reflect the volumes related to disputed profit oil / tax oil barrels in Nigeria to align with the accounting treatment for this dispute. See Note 9 to the Interim Financial Statements included in this report. Year to date lifted volumes have been adjusted for these effects. The amounts are not material.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "believe", "continue", "could", "estimate", "expect", "focus", "intend", "likely", "may", "outlook", "plan", "should", "strategy", "will" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the Brigham acquisition and the Aldous/Avaldnes discovery; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned turnarounds and other maintenance (and the effects thereof); oil and gas production forecasts and reporting; growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; new organisational structure and policies; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

INTERIM FINANCIAL STATEMENTS

4th quarter 2011

CONSOLIDATED STATEMENT OF INCOME
	For the three months		For the year
	ended 31 December		ended 31 December
	2011	2010	2011	2010
		(unaudited,
(in NOK million)	(unaudited)	restated)	(unaudited)	(restated)

REVENUES AND OTHER INCOME
Revenues	173,891	143,106	645,599	526,950
Net income from associated companies	97	(52)	1,264	1,168
Other income	8,738	296	23,342	1,797

Total revenues and other income	182,726	143,350	670,205	529,915

OPERATING EXPENSES
Purchases [net of inventory variation]	(82,758)	(67,737)	(319,605)	(257,436)
Operating expenses	(17,456)	(13,495)	(60,419)	(57,670)
Selling, general and administrative expenses	(3,216)	(1,377)	(13,208)	(11,081)
Depreciation, amortisation and net impairment losses	(13,774)	(12,569)	(51,350)	(50,694)
Exploration expenses	(4,794)	(5,346)	(13,839)	(15,773)

Total operating expenses	(121,998)	(100,524)	(458,421)	(392,654)

Net operating income	60,728	42,826	211,784	137,261

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(132)	(12)	365	(1,826)
Interest income and other financial items	752	439	1,307	3,113
Interest and other finance expenses	(1,194)	(5,423)	385	(1,722)

Net financial items	(574)	(4,996)	2,057	(435)

Income before tax	60,154	37,830	213,841	136,826

Income tax	(34,682)	(28,154)	(135,398)	(99,179)

Net income	25,472	9,676	78,443	37,647

Attributable to:
Equity holders of the company	25,477	9,527	78,787	38,082
Non-controlling interests	(5)	149	(344)	(435)
	25,472	9,676	78,443	37,647

Earnings per share for income attributable to equity holders of the company:
Basic	8.01	2.99	24.76	11.97
Diluted	7.99	2.99	24.70	11.94

Dividend declared and paid per ordinary share	-	-	6.25	6.00

Weighted average number of ordinary shares outstanding	3,181,055,840	3,181,898,315	3,182,112,843	3,182,574,787

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months		For the year
	ended 31 December		ended 31 December
	2011	2010	2011	2010
(in NOK million)	(unaudited)	(unaudited, restated)	(unaudited)	(restated)

Net income	25,472	9,676	78,443	37,647

Foreign currency translation differences	4,185	1,015	6,054	2,039
Actuarial gains (losses) on employee retirement benefit plans*	(7,166)	(722)	(7,364)	(33)
Change in fair value of available for sale financial assets	(12)	39	(209)	209
Income tax effect on income and expense recognised in OCI	2,033	617	2,028	16

Other comprehensive income	(960)	949	509	2,231

Total comprehensive income	24,512	10,625	78,952	39,878

Attributable to:
Equity holders of the company	24,517	10,476	79,296	40,313
Non-controlling interests	(5)	149	(344)	(435)
	24,512	10,625	78,952	39,878

*The increase in the line item Actuarial gains (losses) on employee retirement benefit plans is mainly related to changes in estimated early retirement obligation reflecting the Norwegian Pension reform.

See notes to the interim financial statements.

CONSOLIDATED BALANCE SHEET
	At 31 December	At 31 December
	2011	2010
(in NOK million)	(unaudited)	(restated)

ASSETS
Non-current assets
Property, plant and equipment	407,585	351,578
Intangible assets	92,674	43,171
Investments in associated companies	9,217	8,997
Deferred tax assets	5,704	1,878
Pension assets	3,888	5,265
Derivative financial instruments	32,723	20,563
Financial investments	15,385	15,357
Prepayments and financial receivables	3,343	3,945

Total non-current assets	570,519	450,754

Current assets
Inventories	27,770	23,627
Trade and other receivables	103,261	74,810
Current tax receivables	573	1,076
Derivative financial instruments	6,010	6,074
Financial investments	19,878	11,509
Cash and cash equivalents	40,596	30,521

Total current assets	198,088	147,617

Assets clasified as held for sale	0	44,890

TOTAL ASSETS	768,607	643,261

See notes to the interim financial statements.

CONSOLIDATED BALANCE SHEET
	At 31 December	At 31 December
	2011	2010
(in NOK million)	(unaudited)	(restated)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972
Treasury shares	(20)	(18)
Additional paid-in capital	41,825	41,789
Additional paid-in capital related to treasury shares	(1,040)	(952)
Retained earnings	218,518	164,935
Other reserves	11,661	5,816

Statoil shareholders' equity	278,916	219,542

Non-controlling interests	6,239	6,853

Total equity	285,155	226,395

Non-current liabilities
Bonds, bank loans and finance lease liabilities	111,611	99,797
Deferred tax liabilities	82,520	78,065
Pension liabilities	26,984	22,112
Asset retirement obligations, other provisions and other liabilities	87,304	67,978
Derivative financial instruments	3,904	3,386

Total non-current liabilities	312,323	271,338

Current liabilities
Trade and other payables	93,967	73,720
Current tax payable	54,296	46,694
Bonds, bank loans, commercial papers and collateral liabilities	19,847	11,730
Derivative financial instruments	3,019	4,161

Total current liabilities	171,129	136,305

Liabilities directly associated with the assets classified as held for sale	0	9,223

Total liabilities	483,452	416,866

TOTAL EQUITY AND LIABILITIES	768,607	643,261

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total

At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395

Net income for the period					78,787			78,787	(344)	78,443
Other comprehensive income					(5,336)	(209)	6,054	509		509
Dividend paid					(19,891)			(19,891)		(19,891)
Other equity transactions		(2)	36	(88)	23			(31)	(270)	(301)

At 31 December 2011	7,972	(20)	41,825	(1,040)	218,518	0	11,661	278,916	6,239	285,155

						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total

At 31 December 2009	7,972	(15)	41,732	(847)	145,909	0	3,568	198,319	1,799	200,118

Net income for the period					38,082			38,082	(435)	37,647
Other comprehensive income					(17)	209	2,039	2,231		2,231
Dividend paid					(19,095)			(19,095)		(19,095)
Other equity transactions		(3)	57	(105)	56			5	5,489	5,494

At 31 December 2010	7,972	(18)	41,789	(952)	164,935	209	5,607	219,542	6,853	226,395

See notes to the interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the year ended 31 December
	2011		2010
(in NOK million)	(unaudited)		(restated)

OPERATING ACTIVITIES
Income before tax	213,841		136,826

Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, amortisation and net impairment losses	51,350		50,694
Exploration expenditures written off	1,531		2,916
(Gains) losses on foreign currency transactions and balances	4,741		1,539
(Gains) losses on sales of assets and other items	(27,614)		(1,104)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(4,102)		(3,431)
• (Increase) decrease in trade and other receivables	(14,366)		(16,705)
• Increase (decrease) in trade and other payables	20,360		9,521

(Increase) decrease in current financial investments	(8,227)		(4,487)
(Increase) decrease in net derivative financial instruments	(12,786)		(594)
Taxes paid	(112,584)		(92,266)
(Increase) decrease in non-current items related to operating activities	(681)		(2,156)

Cash flows provided by operating activities	111,463		80,753

INVESTING ACTIVITIES
Additions through business combinations	(25,722)		0
Additions to property, plant and equipment	(85,072)		(68,070)
Exploration expenditures capitalised	(6,446)		(3,941)
Additions in other intangibles	(709)		(7,628)
Change in non-current loans granted and other non-current items	(564)		(2,855)
Proceeds from sale of assets	29,843	*	1,909
Prepayment received related to the held for sale transactions	0		4,124

Cash flows used in investing activities	(88,670)		(76,461)

FINANCING ACTIVITIES
New non-current bonds	10,060		15,562
Repayment of non-current bonds	(7,402)		(3,324)
Payment (to)/from non-controlling interests	(275)		5,489	**
Dividend paid	(19,891)		(19,095)
Treasury shares purchased	(408)		(294)
Net current loans and other***	5,161		751

Cash flows provided by (used in) financing activities	(12,755)		(911)

Net increase (decrease) in cash and cash equivalents	10,038		3,381

Effect of exchange rate changes on cash and cash equivalents	(316)		450
Cash and cash equivalents at the beginning of the period***	29,117		25,286

Cash and cash equivalents at the end of the period***	38,839		29,117

*Mainly relates to the sale of 40% of the Kai Kos Dehseh oil sands project and 40% of the Peregrino offshore heavy-oil field. Parts of the considerations for these sales were received in 2010. For further information see note 6 Business development.
**Including net cash of NOK 5,195 million received from non-controlling interests related to the listing of Statoil's subsidiary Statoil Fuel and Retail ASA as a separate company on the Oslo Stock Exchange in 2010.
***Cash and cash equivalents includes a net bank overdraft of NOK 1,757 million at 31 December 2011, NOK 1,404 million at 31 December 2010 and NOK 196 million at 31 December 2009.

See notes to the interim financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Following changes in Statoil's internal organisational structure as of 1 January 2011 the composition of Statoil's reportable segments was changed as of the first quarter 2011. For further information see note 3 Segments to these interim financial statements.

Statoil's interim financial statements for the fourth quarter of 2011 were authorised for issue by the board of directors on 7 February 2012.

Basis of preparation
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2010.

With effect from 1 January 2011 Statoil adopted certain revised and amended accounting standards, IFRS interpretations (IFRICs) and improvements to IFRSs as further outlined in the Significant accounting policies note disclosure to Statoil's financial statements for 2010. None of these revised standards or amendments has significantly impacted the interim financial statements for the four quarters of 2011.

On 12 May 2011 the IASB issued IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and IFRS 13 Fair Value Measurement, and also issued amendments to and retitled IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. All these new and amended standards will be effective from 1 January 2013 and include amendments to a number of additional standards. On 16 June 2011 the IASB issued amendments to IAS 19 Employee Benefits, effective from 1 January 2013, and amendments to IAS 1 Presentation of Financial Statements, effective for financial years beginning after 1 July 2012. On 16 December 2011 the IASB issued amendments to IFRS 9 Financial Instruments that defer the standard's mandatory effective date from 1 January 2013 to 1 January 2015, and simultaneously issued related amendments to IFRS 7 Financial Instruments: Disclosures. On 16 December 2011 the IASB also issued amendments to IAS 32 Financial Instruments: Presentation, effective from 1 January 2014, and related amendments to IFRS 7 Financial Instruments: Disclosure, effective from 1 January 2013. Statoil has not yet determined its adoption date for the new standards and amendments, and has not yet finalised evaluating their potential impact for the financial statements.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The interim financial statements are unaudited.

Accounting policy application judgements
There is a conflict in the accounting standards between the requirements of IAS 27 Consolidated and Separate Financial Statements and IAS 31 Interests in Joint Ventures / SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers for gain recognition when forming joint ventures by reducing ownership shares in subsidiaries. This conflict was raised in an IASB Staff Paper in December 2009, and in May 2011 it was discussed in the IFRS Interpretations Committee, who referred it to the IASB to be resolved as part of a broader project on equity accounting. In view of the inconsistency, companies are required to make a policy choice in determining which guidance it will follow. Statoil has chosen as its accounting policy for sales transactions, when the substance of such a transaction is the establishment of a joint venture, to account for such transactions under the provisions of IAS 31/SIC-13. Under IAS 31/ SIC-13, a gain on such a sale will be recognised for the portion attributable to the equity interests of the respective buyer. Accordingly, the gains on Statoil's sale of 40% of the Kai Kos Dehseh oil sands project, recognised in the first quarter of 2011, and the sale of 40% of the Peregrino offshore heavy-oil field, recognised in the second quarter of 2011, have been recognised for the 40% portions attributable to the equity interests of the respective buyers.

With effect from 1 April 2011 Statoil changed its policy for accounting for jointly controlled entities under IAS 31 Interests in Joint Ventures, from application of the equity method to proportionate consolidation. The change has been applied retrospectively in the interim financial statements. Prior to the second quarter of 2011, Statoil had limited oil and gas development and production activities organised in jointly controlled legal entities. On the basis of increased materiality of such activities and with a view to ensuring consistency of the accounting for all jointly controlled oil and gas development and production activities, Statoil concluded that reflecting its share of assets, liabilities, revenues and expenses provides more relevant information concerning this type of activity carried out through jointly controlled entities than including it under the equity method. While Statoil has not finalised its evaluation of its joint arrangements under IFRS 11 Joint Arrangements, issued by the IASB on 12 May 2011, the new standard allows for accounting similar to the proportionate consolidation method for jointly controlled legal entities when the joint owner has rights to the assets and obligations for the liabilities of the joint operation. For further information on the change in accounting policy see note 2 Accounting policy change for jointly controlled entities to these interim financial statements.

There have not been other significant changes in accounting policy application compared to the annual financial statements for 2010.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in one or more of these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 ACCOUNTING POLICY CHANGE FOR JOINTLY CONTROLLED ENTITIES

As stated in note 1 Organisation and basis of preparation, Statoil changed its policy for accounting for jointly controlled entities under IAS 31 Interests in Joint Ventures, from application of the equity method to proportionate consolidation with effect from 1 April 2011. Proportionate consolidation has been retrospectively applied in these interim financial statements and the following tables show the effect of the changes on previous periods. The change has no effect on net income, earnings per share, or shareholder's equity or non-controlling interests.

CONSOLIDATED STATEMENT OF INCOME
AS RESTATED
	For the three months ended	For the year ended	For the three months ended	For the three months ended	For the three months ended	For the three months ended
	31 March	31 December	31 December	30 September	30 June	31 March
(in NOK million)	2011	2010	2010	2010	2010	2010

REVENUES AND OTHER INCOME
Revenues	145,720	526,950	143,106	125,862	129,260	128,723
Net income from associated companies	435	1,168	(52)	512	293	415
Other income	5,740	1,797	296	1,075	(27)	453

Total revenues and other income	151,895	529,915	143,350	127,449	129,526	129,591

OPERATING EXPENSES
Purchases [net of inventory variation]	(70,081)	(257,436)	(67,737)	(67,367)	(64,904)	(57,428)
Operating expenses	(13,482)	(57,670)	(13,495)	(12,809)	(15,587)	(15,780)
Selling, general and administrative expenses	(2,894)	(11,081)	(1,377)	(2,802)	(4,295)	(2,607)
Depreciation, amortisation and net impairment losses	(11,058)	(50,694)	(12,569)	(12,612)	(14,554)	(10,958)
Exploration expenses	(3,615)	(15,773)	(5,346)	(3,634)	(3,571)	(3,222)

Total operating expenses	(101,130)	(392,654)	(100,524)	(99,224)	(102,911)	(89,995)

Net operating income	50,765	137,261	42,826	28,225	26,615	39,596

FINANCIAL ITEMS
Net foreign exchange gains (losses)	630	(1,826)	(12)	4,011	(3,291)	(2,535)
Interest income and other financial items	1,418	3,113	439	1,392	405	877
Interest and other finance expenses	(2,556)	(1,722)	(5,423)	1,647	2,090	(36)

Net financial items	(508)	(435)	(4,996)	7,050	(796)	(1,694)

Income before tax	50,257	136,826	37,830	35,275	25,819	37,902

Income tax	(34,200)	(99,179)	(28,154)	(21,498)	(22,762)	(26,765)

Net income	16,057	37,647	9,676	13,777	3,057	11,137

CONSOLIDATED STATEMENT OF INCOME
AS EARLIER REPORTED
	For the three months ended	For the year ended	For the three months ended	For the three months ended	For the three months ended	For the three months ended
	31 March	31 December	31 December	30 September	30 June	31 March
(in NOK million)	2011	2010	2010	2010	2010	2010

REVENUES AND OTHER INCOME
Revenues	145,648	526,718	143,042	125,809	129,204	128,663
Net income from associated companies	209	1,133	(52)	533	53	599
Other income	5,743	1,797	296	1,075	(27)	453

Total revenues and other income	151,600	529,648	143,286	127,417	129,230	129,715

OPERATING EXPENSES
Purchases [net of inventory variation]	(70,114)	(257,427)	(67,734)	(67,368)	(64,902)	(57,423)
Operating expenses	(13,371)	(57,531)	(13,455)	(12,782)	(15,552)	(15,742)
Selling, general and administrative expenses	(2,876)	(11,081)	(1,377)	(2,802)	(4,295)	(2,607)
Depreciation, amortisation and net impairment losses	(11,051)	(50,608)	(12,558)	(12,602)	(14,310)	(11,138)
Exploration expenses	(3,469)	(15,773)	(5,346)	(3,634)	(3,571)	(3,222)

Total operating expenses	(100,881)	(392,420)	(100,470)	(99,188)	(102,630)	(90,132)

Net operating income	50,719	137,228	42,816	28,229	26,600	39,583

FINANCIAL ITEMS
Net foreign exchange gains (losses)	629	(1,836)	(12)	3,997	(3,288)	(2,533)
Interest income and other financial items	1,444	3,175	458	1,409	420	888
Interest and other finance expenses	(2,537)	(1,751)	(5,434)	1,639	2,083	(39)

Net financial items	(464)	(412)	(4,988)	7,045	(785)	(1,684)

Income before tax	50,255	136,816	37,828	35,274	25,815	37,899

Income tax	(34,198)	(99,169)	(28,152)	(21,497)	(22,758)	(26,762)

Net income	16,057	37,647	9,676	13,777	3,057	11,137

CONSOLIDATED BALANCE SHEET
AS RESTATED
	At 31 March	At 31 December	At 30 September	At 30 June	At 31 March	At 1 January
(in NOK million)	2011	2010	2010	2010	2010	2010

ASSETS
Non-current assets
Property, plant and equipment	359,236	351,578	357,813	355,438	349,733	342,520
Intangible assets	47,197	43,171	51,822	64,617	60,043	54,344
Investments in associated companies	9,056	8,997	9,522	10,113	9,587	9,424
Deferred tax assets	2,214	1,878	2,067	1,813	1,548	1,960
Pension assets	7,832	5,265	5,114	5,544	5,920	2,694
Derivative financial instruments	19,362	20,563	24,908	21,496	18,041	17,644
Financial investments	14,780	15,357	14,609	14,639	14,359	13,267
Prepayments and financial receivables	4,251	3,945	4,453	4,696	4,428	4,207

Total non-current assets	463,928	450,754	470,308	478,356	463,659	446,060

Current assets
Inventories	27,327	23,627	21,125	22,629	20,990	20,196
Trade and other receivables	70,953	74,810	58,366	63,883	61,080	58,992
Current tax receivables	1,131	1,076	605	568	76	179
Derivative financial instruments	6,417	6,074	5,985	4,733	4,825	5,369
Financial investments	25,348	11,509	14,377	7,925	9,316	7,022
Cash and cash equivalents	46,573	30,521	32,734	19,057	27,866	25,286

Total current assets	177,749	147,617	133,192	118,795	124,153	117,044

Assets classified as held for sale	23,084	44,890	14,059	15,156	0	0

TOTAL ASSETS	664,761	643,261	617,559	612,307	587,812	563,104

CONSOLIDATED BALANCE SHEET
AS RESTATED
	At 31 March	At 31 December	At 30 September	At 30 June	At 31 March	At 1 January
(in NOK million)	2011	2010	2010	2010	2010	2010

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972	7,972	7,972	7,972
Treasury shares	(14)	(18)	(16)	(14)	(14)	(15)
Additional paid-in capital	41,538	41,789	41,707	41,622	41,582	41,732
Additional paid-in capital related to treasury shares	(738)	(952)	(851)	(820)	(756)	(847)
Retained earnings	180,885	164,935	155,512	141,731	157,217	145,909
Other reserves	(87)	5,816	4,762	15,142	7,268	3,568

Statoil shareholders' equity	229,556	219,542	209,086	205,633	213,269	198,319

Non-controlling interests	6,856	6,853	1,326	1,332	1,904	1,799

Total equity	236,412	226,395	210,412	206,965	215,173	200,118

Non-current liabilities
Bonds, bank loans and finance lease liabilities	97,293	99,797	100,725	95,898	98,179	95,962
Deferred tax liabilities	77,936	78,065	78,722	74,656	76,707	76,335
Pension liabilities	22,141	22,112	21,434	21,335	21,212	21,144
Asset retirement obligations, other provisions and other liabilities	67,230	67,978	67,726	68,742	55,034	55,834
Derivative financial instruments	2,298	3,386	2,559	5,922	3,697	1,657

Total non-current liabilities	266,898	271,338	271,166	266,553	254,829	250,932

Current liabilities
Trade and other payables	67,675	73,720	60,958	62,037	55,451	60,050
Current tax payable	64,926	46,694	53,112	54,245	54,595	40,994
Bonds, bank loans, commercial papers and collateral liabilities	14,798	11,730	15,097	11,958	5,144	8,150
Derivative financial instruments	5,150	4,161	3,144	6,433	2,620	2,860

Total current liabilities	152,549	136,305	132,311	134,673	117,810	112,054

Liabilities directly associated with the assets classified as held for sale	8,902	9,223	3,670	4,116	0	0

Total liabilities	428,349	416,866	407,147	405,342	372,639	362,986

TOTAL EQUITY AND LIABILITIES	664,761	643,261	617,559	612,307	587,812	563,104

CONSOLIDATED BALANCE SHEET
AS EARLIER REPORTED
	At 31 March	At 31 December	At 30 September	At 30 June	At 31 March	At 1 January
(in NOK million)	2011	2010	2010	2010	2010	2010

ASSETS
Non-current assets
Property, plant and equipment	348,497	348,204	355,113	352,963	347,454	340,835
Intangible assets	42,005	39,695	51,755	64,546	59,977	54,253
Investments in associated companies	22,742	13,884	10,661	10,801	10,463	10,056
Deferred tax assets	2,217	1,878	2,067	1,813	1,548	1,960
Pension assets	7,833	5,265	5,114	5,544	5,920	2,694
Derivative financial instruments	19,363	20,563	24,908	21,496	18,041	17,644
Financial investments	14,783	15,357	14,609	14,639	14,359	13,267
Prepayments and financial receivables	4,835	4,510	5,073	5,386	5,138	5,747

Total non-current assets	462,275	449,356	469,300	477,188	462,900	446,456

Current assets
Inventories	27,208	23,627	21,125	22,629	20,990	20,196
Trade and other receivables	72,718	76,139	59,514	65,019	61,095	58,895
Current tax receivables	1,132	1,076	605	568	76	179
Derivative financial instruments	6,420	6,074	5,985	4,733	4,825	5,369
Financial investments	25,353	11,509	14,377	7,925	10,102	7,022
Cash and cash equivalents	46,167	30,337	32,543	18,815	27,596	24,723

Total current assets	178,998	148,762	134,149	119,689	124,684	116,384

Assets classified as held for sale	23,084	44,890	14,059	15,156	0	0

TOTAL ASSETS	664,357	643,008	617,508	612,033	587,584	562,840

CONSOLIDATED BALANCE SHEET
AS EARLIER REPORTED
	At 31 March	At 31 December	At 30 September	At 30 June	At 31 March	At 1 January
(in NOK million)	2011	2010	2010	2010	2010	2010

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972	7,972	7,972	7,972
Treasury shares	(14)	(18)	(16)	(14)	(14)	(15)
Additional paid-in capital	41,538	41,789	41,707	41,622	41,582	41,732
Additional paid-in capital related to treasury shares	(738)	(952)	(851)	(820)	(756)	(847)
Retained earnings	180,885	164,935	155,512	141,731	157,217	145,909
Other reserves	(87)	5,816	4,762	15,142	7,268	3,568

Statoil shareholders' equity	229,556	219,542	209,086	205,633	213,269	198,319

Non-controlling interests	6,856	6,853	1,326	1,332	1,902	1,799

Total equity	236,412	226,395	210,412	206,965	215,171	200,118

Non-current liabilities
Bonds, bank loans and finance lease liabilities	97,299	99,797	100,725	95,898	98,179	95,962
Deferred tax liabilities	77,913	78,052	78,709	74,643	76,692	76,322
Pension liabilities	22,140	22,110	21,432	21,333	21,211	21,142
Asset retirement obligations, other provisions and other liabilities	67,111	67,910	67,726	68,742	55,034	55,834
Derivative financial instruments	2,299	3,386	2,559	5,922	3,697	1,657

Total non-current liabilities	266,762	271,255	271,151	266,538	254,813	250,917

Current liabilities
Trade and other payables	67,408	73,551	60,931	61,785	55,241	59,801
Current tax payable	64,920	46,693	53,103	54,238	54,595	40,994
Bonds, bank loans, commercial papers and collateral liabilities	14,802	11,730	15,097	11,958	5,144	8,150
Derivative financial instruments	5,151	4,161	3,144	6,433	2,620	2,860

Total current liabilities	152,281	136,135	132,275	134,414	117,600	111,805

Liabilities directly associated with the assets classified as held for sale	8,902	9,223	3,670	4,116	0	0

Total liabilities	427,945	416,613	407,096	405,068	372,413	362,722

TOTAL EQUITY AND LIABILITIES	664,357	643,008	617,508	612,033	587,584	562,840

3 SEGMENTS

The composition of Statoil's reportable segments was changed on the basis of the new corporate structure implemented with effect from 1 January 2011. Comparable periods have been restated accordingly.

Statoil's operations are managed through the following operating segments; Development and Production Norway (DPN; previously Exploration and Production Norway); Development and Production North America (DPNA; previously included in International Exploration and Production); Development and Production International (DPI; previously International Exploration and Production); Marketing Processing and Renewable Energy (MPR; previously Natural Gas, Manufacturing and Marketing and parts of Technology and New energy which were included in the Other segment); Fuel and Retail (FR) and Other.

The Development and Production operating segments, which are organised based on a regional model with geographical clusters or units, are responsible for the commercial development of the oil and gas portfolios within their respective geographical areas, DPN on the Norwegian continental shelf, DPNA in North America including offshore and onshore activities in the United States of America and Canada, and DPI worldwide outside of North America and Norway.

Exploration activities are managed by a separate business unit, which has the global responsibility across the group for discovery and appraisal of new exploration resources. Exploration activities are allocated to and presented in the respective Development and Production segments.

The MPR segment is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and LNG), electricity and emission rights; as well as transportation, processing and manufacturing of the above mentioned commodities, operations of refineries, terminals, processing and power plants, wind parks and other activities within renewable energy.

The FR segment markets fuel and related products principally to retail consumers.

The Other reporting segment includes activities within Global Strategy and Development, Technology, Projects and Drilling and the Corporate Centre, and Corporate Services.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The measurement basis of segment profit is Net operating income. Financial items, tax expense and tax assets are not allocated to the operating segments.

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail	Other	Eliminations	Total

Three months ended
31 December 2011
Revenues and other income - third party	2,073	2,328	160,184	17,908	136	0	182,629
Revenues and other income - inter-segment	53,587	14,050	11,454	732	52	(79,875)	0
Net income (loss) from associated companies	14	51	41	1	(10)	0	97

Total revenues and other income	55,674	16,429	171,679	18,641	178	(79,875)	182,726

Net operating income (loss)	38,927	3,109	17,875	343	234	240	60,728

Additions to Intangible assets and Property, plant and equipment*	12,631	54,567	1,386	644	(902)		68,326

Three months ended
31 December 2010 (restated)
Revenues and other income - third party	543	3,280	124,138	15,161	280	0	143,402
Revenues and other income - inter-segment	49,436	10,265	12,189	2,241	630	(74,761)	0
Net income (loss) from associated companies	10	(153)	116	3	(28)	0	(52)

Total revenues and other income	49,989	13,392	136,443	17,405	882	(74,761)	143,350

Net operating income (loss)	33,863	4,133	4,605	447	(84)	(138)	42,826

Additions to Intangible assets and Property, plant and equipment*	8,483	11,121	3,801	373	278		24,056

*Excluding changes in asset retirement obligations.

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Fuel and Retail	Other	Eliminations	Total

Twelve months ended
31 December 2011
Revenues and other income - third party	7,861	25,158	564,139	70,779	1,004	0	668,941
Revenues and other income - inter-segment	204,181	44,810	45,674	2,904	1	(297,570)	0
Net income (loss) from associated companies	60	953	163	3	85	0	1,264

Total revenues and other income	212,102	70,921	609,976	73,686	1,090	(297,570)	670,205

Net operating income (loss)	152,713	32,821	24,743	1,869	(256)	(106)	211,784

Additions to Intangible assets and Property, plant and equipment*	41,490	84,339	4,716	1,479	1,590		133,614

Twelve months ended
31 December 2010 (restated)
Revenues and other income - third party	4,101	8,367	452,613	62,283	1,383	0	528,747
Revenues and other income - inter-segment	166,571	41,930	40,509	3,571	2,213	(254,794)	0
Net income (loss) from associated companies	56	703	469	4	(64)	0	1,168

Total revenues and other income	170,728	51,000	493,591	65,858	3,532	(254,794)	529,915

Net operating income (loss)	115,615	12,624	6,125	2,354	615	(72)	137,261

Additions to Intangible assets and Property, plant and equipment*	31,902	40,385	7,723	829	949		81,788

*Excluding changes in asset retirement obligations.

The DPI segment recognised a reversal of impairment losses of NOK 1.1 billion related to assets in the Gulf of Mexico in the fourth quarter of 2011.

In the DPI segment a gain of NOK 8.8 billion was recognised in the second quarter of 2011 in relation to the sale of 40% of the Peregrino offshore heavy-oil field in Brazil. In the first quarter of 2011, a gain of NOK 5.5 billion was recognised in relation to the sale of 40% of the Kai Kos Dehseh oil sands project. See note 6 Business development for more information on these transactions.

The DPI segment recognised a net reversal of impairment losses of NOK 2.3 billion related to assets in the Gulf of Mexico in the second quarter of 2011. This consisted of impairment losses of NOK 1.1 billion and reversals of prior period impairment losses of NOK 3.4 billion. The impairment losses of NOK 1.1 billion have been presented as Exploration expenses. Of the reversals of impairment losses, NOK 1.0 billion has been presented as Exploration expenses and NOK 2.4 billion as Depreciation, amortisation and net impairment losses, on the basis of their nature as intangible assets (exploration assets) and property, plant and equipment (development and producing assets), respectively.

In the MPR segment a gain of NOK 8.4 billion was recognised in the fourth quarter of 2011 in relation to the sale of Gassled. See note 6 Business development for more information on this transaction.

The MPR segment recognised impairment losses related to refineries of NOK 3.8 billion and NOK 2.9 billion in the third quarter of 2011 and the second quarter of 2010 respectively. The basis for the impairment losses were lower value in use estimates triggered by lower future expected refining margins.

In the MPR segment a reversal of an earlier recognised impairment loss related to an intangible asset of NOK 0.9 billion and a reversal of an onerous contract provision of NOK 0.7 billion were recognised as reductions of Operating expenses in the first quarter of 2011. These reversals are related to the impact of the pricing reference included in a long term US-based LNG sourcing contract combined with improved marketing opportunities due to increased natural gas prices in other parts of the world. The consequence of this reversal is that the provision of NOK 3.8 billion recognised in the second quarter of 2010 (year to date 2010, NOK 4.4 billion) was fully reversed by the end of first quarter 2011.

4 FINANCIAL ITEMS, CASH AND CASH EQUIVALENTS AND BONDS

Included in Interest and other finance expenses are fair value effects on interest rate swap positions, which are used to manage the interest rate risk on external loans. For the three months ended 31 December 2011 this amounted to fair value gains of NOK 0.8 billion (losses of NOK 4.3 billion for the three months ended 31 December 2010), caused by decreased interest rates.

Interest and other finance expenses for 2011 and 2010 included fair value gains of NOK 6.8 billion and NOK 2.4 billion, respectively, on interest rate swap positions due to decreased interest rates.

Cash and cash equivalents include restricted cash of NOK 4.3 billion at 31 December 2011 (NOK 2.6 billion at 31 December 2010) deposited with Statoil's US dollar denominated bank account in Nigeria. There are certain restrictions on the use of cash from Statoil's Nigerian operations following an injunction against Statoil by the Nigerian courts related to an ongoing litigation claim. Both the injunction and the disputed claim have been appealed.

On 23 November 2011 Statoil ASA issued USD 0.65 billion of bonds maturing in November 2016, USD 0.75 billion of bonds maturing in January 2022 and USD 0.35 billion of bonds maturing in November 2041. The registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the Securities and Exchange Commission (SEC) in the United States. All of the bonds are guaranteed by Statoil Petroleum AS.

5 INCOME TAX

	For the three months		For the year
	ended 31 December		ended 31 December
	2011	2010	2011	2010
(in NOK million)		(restated)		(restated)

Income before tax	60,154	37,830	213,841	136,826
Income tax	(34,682)	(28,154)	(135,398)	(99,179)
Equivalent to a tax rate of	57.7%	74.4%	63.3%	72.5%

The tax rate in the fourth quarter and full year 2011 was primarily influenced by capital gains with lower than average tax rates and recognition of previously unrecognised deferred tax assets. As part of the purchase price allocation (PPA) for the acquisition of Brigham Exploration Company (see note 6 Business development), an amount of NOK 8.7 billion of deferred tax liabilities was recognised at 1 December 2011. As a result of the recognition of these deferred tax liabilities, previously unrecognised deferred tax assets of NOK 3.8 billion related to deferred tax losses in other parts of the United States operations were recognised in the fourth quarter of 2011, with the same effect on a year to date basis.

6 BUSINESS DEVELOPMENT

Business combinations

Acquisition of Brigham Exploration Company
On 17 October 2011, Statoil and Brigham Exploration Company (Brigham) entered into an agreement for Statoil to acquire all outstanding shares of Brigham for USD 36.50 per share through an all-cash tender offer. Brigham was listed on the NASDAQ in the United States (US).

Statoil obtained control over Brigham on 1 December 2011, which is the acquisition and valuation date for purchase price allocation (PPA) purposes. At year end 2011, Statoil had obtained ownership of all shares in Brigham. The total cost of the business combination was NOK 26 billion, including NOK 4.6 billion related to the purchase of the non-controlling interest in December 2011. Statoil elected to measure the non-controlling interest in the acquiree at acquisition date fair value (USD 36.50 per share). There was no gain or loss on the subsequent acquisition of the non-controlling interest.

Brigham was an independent exploration, development and production company. It utilises advanced exploration, drilling and completion technologies to systematically explore for, develop and produce US domestic onshore crude oil and natural gas reserves. Brigham's exploration and development activities are focused in the areas of the Williston Basin, targeting primarily the Bakken and Three Forks objectives in North Dakota and Montana.

The acquisition has been accounted for using the acquisition method, where the acquired assets and liabilities have been measured at fair value at the date of acquisition. The interim financial statements include results of Brigham for the one-month period from the acquisition date. The table below provide an overview of the fair value of the identifiable assets and liabilities of Brigham as at the date of the acquisition.

FAIR VALUE RECOGNISED ON ACQUISITION DATE
(in NOK million)	At 1 December 2011

ASSETS
Property, plant and equipment	7,514
Intangible assets	24,056
Deferred tax assets	857
Trade and other receivables	1,387
Cash and cash equivalents	268
Other assets	243
34,325

LIABILITIES
Bonds, bank loans, commercial papers and collateral liabilities	4,068
Deferred tax liabilities	8,744
Trade and other payables	2,234
Other liabilities	156
15,202

Total identifiable net assets at fair value	19,123
Goodwill arising on acquisition	6,867
Total cost of acquisition	25,990

Non-controlling interests	4,638

Net cash and cash equivalent acquired with the subsidiary	268
Cash paid, including for non-controlling interests	(25,990)
Net cash outflow	(25,722)

From the date of the acquisition, Brigham has contributed NOK 465 million of revenues and NOK 35 million to the Net income of Statoil in 2011. If the combination had taken place at the beginning of the year, Brigham would have contributed NOK 3.0 billion of revenues and NOK 0.9 billion to the Net income of Statoil in 2011.

The goodwill of NOK 6.9 billion recognised from the transaction has been attributed to the expected synergies and other benefits from combining the assets and activities of Brigham with those of Statoil's US onshore operations. The goodwill will not be deductible for tax purposes. The identified intangible assets (in addition to the goodwill amount) relate in their entirety to exploration assets.

Transaction costs of NOK 0.2 billion have been expensed and are included in Selling, general and administrative expenses in the Consolidated statement of income and are part of the operating cash flows in the Consolidated statement of cash flows.

Contingent consideration from Peregrino acquisition
In the fourth quarter of 2011, Statoil has settled the contingent element of the consideration agreed as part of the acquisition of a 50% working interest in the Peregrino offshore heavy-oil field in Brazil from Anadarko in 2008. The settlement amount was NOK 2.5 billion, which was equal to the maximum amount in the agreed range, including accrued interest. The settlement did not significantly impact the Consolidated statement of income.

Asset acquisitions

Acquisition of exploration rights offshore Angola
On 20 December 2011 Statoil was awarded operatorship and a 55% share of blocks 38 and 39 and partner position with 20% interests in blocks 22, 25 and 40 in the Kwanza basin offshore Angola. The joint ventures have been set up as production sharing agreements (PSAs) in which the national oil company of Angola, Sonangol, participates with a carried interest of 30% in all five blocks during the exploration phase. By entering into the PSAs Statoil incurred total future commitments of USD 1.4 billion, which include signature bonuses and minimum work commitments for all the blocks. As at 31 December 2011 a total of NOK 5.2 billion has been recognised in the Development and Production International segment and presented as Intangible assets.

Disposals

Sale of interests in Gassled, Norway
On 5 June 2011 Statoil entered into an agreement with Solveig Gas Norway AS to sell a 24.1% ownership interest in the Gassled joint venture (Gassled). Statoil continues to hold a 5% interest in the joint venture after the divestment date 30 December 2011. Solveig Gas Norway AS paid a consideration of NOK 13.9 billion in cash in January 2012 for the 24.1% ownership interest in the joint venture. The transaction is principally subject to the tax exemption rules in the Norwegian Petroleum Tax system, however, a portion is taxable under the ordinary Norwegian tax system. Statoil has recognised a pre-tax gain of NOK 8.4 billion from the transaction in the fourth quarter of 2011, which includes a release of deferred tax liabilities related to the tax exempted portion of the transaction. The transaction has been recognised in the Marketing, Processing and Renewable Energy segment and presented as Other income.

Agreement to sell interests in exploration and production licenses on the Norwegian continental shelf
On 21 November 2011 Statoil entered into an agreement with Centrica Resources (Norway) AS and Centrica Norway Limited (Centrica) to sell its ownership interests in the Skirne- Byggve (10%), Fulla (50%), Frigg-Gamma-Delta (40%), Vale (28.9%) and Rind (37.9%) licences on the Norwegian continental shelf (NCS). In the same agreement a partial divestment has been agreed where Statoil sells a 19% interest in the Kvitebjørn licence, 10% in the Heimdal licence and 13% in the Valemon licence.

Centrica will pay a post-tax consideration of USD 1.5 billion plus a contingent consideration of up to USD 0.1 billion. The transaction is subject to approvals from the Norwegian Ministry of Petroleum and Energy and the Norwegian Ministry of Finance. Statoil will continue to consolidate the proportional share (current ownership share) of the revenues and expenditures until the date of closing of the transaction. The transaction will be recognised in the Development and Production Norway segment at the time of closing, which is expected in second quarter of 2012. As at 31 December 2011, the book value of the assets and liabilities subject to the transaction has not been considered significant enough to be classified as held for sale in the Consolidated balance sheet.

Sale of interests in Kai Kos Dehseh, Canada
On 21 November 2010 Statoil entered into an agreement with PTT Exploration and Production (PTTEP) to form a joint venture relating to the Kai Kos Dehseh oil sands project, which reduced Statoil's ownership interest from 100% to 60%. The Kai Kos Dehseh oil sands project in Alberta, Canada, is legally organised as a partnership and through the sale, PTTEP acquired 40% of the partnership interests. Following the transaction, which was closed on 21 January 2011, the Kai Kos Dehseh oil sands activity is accounted for as a jointly controlled entity using proportionate consolidation. See note 2 Accounting policy change for jointly controlled entities for more information.

PTTEP paid a total consideration of NOK 13.2 billion. A gain of NOK 5.5 billion has been recognised in accordance with the provisions of IAS 31/SIC 13 (see Note 1 Organisation and basis of preparation) and presented as Other income. The transaction was recognised in the Development and Production International segment in the first quarter of 2011. As at 31 December 2010, the assets subject to the transaction were classified as held for sale.

Sale of interests in Peregrino assets, Brazil
On 21 May 2010 Statoil entered into an agreement to form a joint venture with Sinochem Group by selling 40% of the Peregrino offshore heavy-oil field in Brazil. Following closure of the transaction Statoil holds a 60% ownership share and together with Sinochem jointly control the Peregrino assets. Statoil remains operator of the field which started production in April 2011. Governmental approvals were received in April 2011 and the transaction was closed on 14 April 2011.

Sinochem Group paid a total of NOK 19.5 billion in cash for the 40% share of the net assets through acquisition of shares in various Statoil entities. The gain from the transaction of NOK 8.8 billion was recognised in accordance with the provisions of IAS 31/SIC 13 (see note 1 Organisation and basis of preparation) and presented as Other income. The transaction was recognised in the Development and Production International segment in the second quarter of 2011. As at 31 December 2010, the assets subject to the transaction were classified as held for sale.

7 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2010 (restated)*	351,578	43,171
Transfered from assets classified as held for sale**	32,515	12,375
Additions	98,547	14,501
Addition from business combination***	7,514	30,923
Transfers	2,798	(2,798)
Disposals	(37,491)	(5,529)
Expensed exploration expenditures previously capitalised	0	(1,830)
Depreciation, amortisation and net impairment losses	(51,237)	(113)
Effect of foreign currency translation adjustments	3,361	1,974
Balance at 31 December 2011	407,585	92,674

*Please see note 2 Accounting policy change for jointly controlled entities for restatement of Consolidated balance sheet.
**Reflects a reversal of previous period's assets classified as held for sale for which the portion sold during the period is included as Disposals.
***For information on assets from business combination, see note 6 Business combination.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and time horizon of cash flows. The base discount rate used is 6.5% real after tax in a 28% tax regime with a 10 year duration. The discount rate is derived from Statoil's weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 8-12%, depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. For certain assets a pre-tax discount rate could be outside this range, mainly due to special tax elements (for instance, permanent differences) affecting the pre-tax equivalent.

Impairment losses and reversals of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (intangible assets) and development and producing assets (property, plant and equipment and intangible assets), respectively. The table below shows the net impairment losses recognised in the reporting period by line item under which it has been reported.

	For the three months ended 31 December		For the year ended 31 December
	2011	2010	2011	2010
(in NOK million)		(restated)		(restated)

Depreciation, amortisation and net impairment losses	172	62	4,718	4,851
Exploration expenses	64	54	1,573	1,935

Impairment losses	236	116	6,291	6,786

Depreciation, amortisation and net impairment losses	(284)	0	(3,567)	(280)
Exploration expenses	(862)	0	(1,872)	(1,636)

Reversal of impairment losses	(1,146)	0	(5,439)	(1,916)

Net impairment losses	(910)	116	852	4,870

8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The increase in Asset retirement obligations, other provisions and other liabilities is mainly related to asset retirement obligations and is caused by decreased discount rates as a result of declining interest rates. The increased asset retirement obligations also impact Property, plant and equipment and will increase depreciation expenses.

In 2011 Statoil has entered into certain new operational lease contracts for a number of drilling rigs, which contribute to an increase in the group's total future leasing commitments as of fourth quarter end. The new drilling rig contracts at commencement involve future minimum lease payments of approximately NOK 20 billion and terms ranging from 6 months to 8 years.

Statoil has reflected its ownership share in Gassled on a proportionate basis in the Consolidated financial statements, and consequently for its note disclosure in the annual financial statements for 2010 included the Gassled related transport commitments on a net basis as part of Statoil's external commitments. This means the disclosures reflect the gross minimum commitments less the portion attributable to Statoil's ownership share in Gassled. Consequently, the sale of a 24.1% ownership share in Gassled has increased Statoil's external nominal minimum long term commitments to be disclosed by approximately NOK 80 billion as at 31 December 2011.

On the basis of annual audits of Statoil's participation in Block 4, Block 15 and Block 17 offshore Angola, the Angolan Ministry of Finance has assessed additional profit oil and taxes due on the basis of activities that currently include the years 2002 up to and including 2009. Statoil disputes the assessments and is pursuing these matters in accordance with relevant Angolan legal and administrative procedures. On the basis of the assessments and continued activity on the three blocks up to and including 2011, the exposure for Statoil at the end of the fourth quarter 2011 is estimated to be approximately USD 0.6 billion, the most significant part of which relates to profit oil elements. Statoil has provided in the interim financial statements for its best estimate related to the assessments, reflected in the Consolidated statement of income mainly as revenue reduction, with additional amounts reflected as interest expenses and tax expenses, respectively.

There is a dispute between the Nigerian National Petroleum Corporation (NNPC) and the partners in tract two of the unitised Agbami field (Oil Mining Lease (OML) 128) concerning interpretation of the terms of the OML 128 Production Sharing Contract (PSC). The dispute relates to the right to cost recovery for certain costs and calculation of tax oil volumes, which are lifted by NNPC on behalf of the Nigerian government, and consequently the allocation between NNPC and the other OML 128 parties of cost oil, tax oil and profit oil volumes. NNPC claims that in the aggregate for 2009, 2010 and 2011, Statoil has lifted excess volumes which should be refunded to NNPC in order to comply with the PSC terms. Statoil disputes NNPC's position. Arbitration has been initiated in the matter under the terms of the PSC. NNPC and the Nigerian Federal Inland Revenue Service are contesting the legality of the arbitration process as far as resolving tax related disputes goes. The exposure for Statoil at the end of the fourth quarter 2011 is mainly related to cost oil and profit oil volumes and have been estimated to the equivalent of approximately USD 0.5 billion. Statoil has provided in the interim financial statements for its best estimate related to the claims, which has been reflected in the Consolidated statement of income as revenue reduction.

A number of Statoil's long term gas sales agreements contain price review clauses. Certain counterparties have requested arbitration related to price review claims. The related exposure for Statoil has been estimated to an amount equivalent to approximately NOK 3 billion related to gas deliveries prior to year end 2011. Statoil has provided for its best estimate related to these contractual gas price disputes in the interim financial statements, with the related impact reflected as revenue reduction in the Consolidated statement of income.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

HSE ACCOUNTING

HSE accounting for 2011

We will ensure safe operations which protect people, the environment, communities and material assets. We will use natural resources efficiently, and will provide energy which supports sustainable development. We believe that accidents can be prevented.

A key element in our HSE management system is the recording, reporting and assessment of relevant data. HSE performance indicators have been established to provide information on historical trends. The intention is to document quantitative developments over time and use the information in decision-making for systematic learning and improvement.

HSE data are compiled by the business areas and reported to the corporate executive committee, which evaluates trends and decides whether improvement measures at corporate level are required. In addition the business areas prepare more specific HSE statistics and analyses which are used in their own improvement efforts.

The chief executive committee submits the HSE results and associated assessments to the board together with the group's quarterly financial results. We communicate key results internally and externally. As a part of this, quarterly HSE statistics are made accessible through the performance report. HSE data for all assets where Statoil is the majority owner is included. Our group-wide key performance indicators for HSE are:

  Serious Incident Frequency (SIF) (Number of serious incidents per million hours worked)
  Technical Safety condition (TTS) - (Status observations and actions)
  Climate (tons CO2 emitted per kiloton of produced hydrocarbons)

Several other performance indicators are monitored. The key performance indicators are reported quarterly at corporate level for Statoil employees and contractors. Statistics on our employees' sickness absence are reported annually at corporate level.

Historical data include figures related to acquired operations from the acquisition date. Correspondingly, figures related to divested operations are included up to the divestment date.

Results

The HSE accounting shows the development of the HSE performance indicators over the past five years.

During 2011, our operations account for 142 million work hours (including contractors). These work hours form the basis for the frequency indicators in the HSE accounting. Contractors handle a large proportion of the assignments for which Statoil is responsible as operator or principal enterprise.

Statoil's HSE results for serious incidents have shown a positive trend over the past years. The overall Serious Incident Frequency (SIF) indicator decreased from 2010 (1.4) to 2011 (1.1). Excluding the segment Fuel & Retail (SFR), the SIF was 0.9 in 2011, compared to 1.3 in 2010.

There was one fatality in 2011. A contractor employee, performing maintenance work at service stations in Riga (Latvia,) was killed in a traffic accident. In addition, on 6 October, a man working for a contractor was reported missing on the Visund platform in the North Sea. An extensive search operation, both at the platform, in the sea and on the seabed around the platform was unfortunately unsuccessful.

There has been an increase in the number of total recordable injuries per million work hours (TRIF) in 2011 (4.4) compared to 2010 (4.2). Contractor TRIF year end 2011 was 5.1, and Statoil employee TRIF was 3.3. The lost-time injury frequency (injuries leading to absence from work) was 1.9 in 2011, an increase from 2010 (1.8).

The number of accidental oil spills was 376 in 2011 as against 374 in 2010. The volume was at the same level in 2010 and 2011 (44 cubic meters).

Statoils performance indicators for HSE

TOTAL RECORDABLE INJURY FREQUENCY

Definition: The number of fatalities, lost-time injuries, cases of alternative work necessitated by an injury and other recordable injuries, excluding first-aid injuries per million working hours.

Developments: The total recordable injury frequency (including both Statoil employees and contractors) increased from 4.2 in 2010 to 4.4 in 2011. The frequency for Statoil employees was the same in 2011 as in 2010 (3.3), but for our contractors the total recordable injury frequency increased from 4.8 in 2010 to 5.1 in 2011.

 LOST-TIME INJURY FREQUENCY

Definition: The number of lost-time injuries and fatal accidents per million working hours.

Developments: The lost-time injury frequency (including both Statoil employees and contractors) increased from 1.8 in 2010 to 1.9 in 2011. The frequency for Statoil employees decreased from 2.0 in 2010 to 1.9 in 2011, and for our contractors the lost-time injury frequency increased from 1.7 in 2010 to 1.9 in 2011.

SERIOUS INCIDENT FREQUENCY

Definition: The number of incidents of a very serious nature per million working hours (1).

Developments: The serious incident frequency (including both Statoil employees and contractors) decreased from 1.4 in 2010 to 1.1 in 2011. There was one fatality in 2011. A contractor employee performing maintenance work at service stations in Riga (Latvia) was killed in a traffic accident.

(1) An incident is an event or chain of events which has caused or could have caused injury, illness and/or damage to/loss of property, the environment or a third party. Matrices for categorisation have been established where all undesirable incidents are categorised according to the degree of seriousness, and this forms the basis for follow-up in the form of notification, investigation, reporting, analysis, experience transfer and improvement.

SICKNESS ABSENCE

Definition: The total number of sickness absence hours as percentage of planned working hours (Statoil employees)(2).

Developments: The sickness absence increased from 3.6 % in 2010 to 3.8 % in 2011. The increase is most significant in our Norwegian operations.

(2) In 2010 and 2011 Statoil calculated sickness absences percentage of planned working hours. Previous years sickness absence was calculated as a percentage of planned working days.

OIL SPILLS

Definition: Unintentional oil spills to the natural environment from Statoil operations (in cubic metres) (3).

Developments: The number of unintentional oil spills was 376 in 2011, as against 374 in 2010, and the volume in 2011 was the same as in 2010 (44 cubic metres).

(3) All unintentional oil spills reaching the natural environment from Statoil operations are included in the figure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: February 8, 2011	By:	Name: Torgrim Reitan Title: Chief Financial Officer